UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 1-A
# REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

PROCONCEPT MARKETING GROUP, INC.

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

3322 Forest Vista Drive, Dacula, GA 30019
(678) 596-6872

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Joel Stohlman, 214 Sullivan Street, Suite 2C, New York, New York 10012
(678) 596-6872

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2086

(Primary Standard Industrial Classification Code Number)



20-5364013
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

1382537

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Joel Stohlman, President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

Reid Stone, Vice President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

b. the issuer's officers;

Joel Stohlman, President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

Reid Stone, Vice President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, each of Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director, owns 25,000,000 shares of common stock of the Company (50% of the total issued and outstanding). In addition, Mr. Stohlman and Mr. Stone each own 50,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director (See Item 1(d) above).

f. promoters of the issuer:

None

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to accredited investors know to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

PROCONCEPT MARKETING GROUP, INC.

(2) the title and amount of securities issued;

Common Stock, 2,000 shares were issued to the founders of the Company, Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director for each of their capital investment in the issuer of $2,500. In addition, Mr. Stohlman and Mr. Stone each own 50,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Item 5 (2) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuance of common stock and preferred stock to the Company's founders was exempt from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act of 1933 as the issuances do not exceed $1,000,000 and each issuance fully complied with the requirements set forth in Rule 504.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

PROCONCEPT MARKETING GROUP, INC.

---

Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock.

---

Maximum number of securities offered: 10,000,000 shares

---

Minimum number of securities offered: No Minimum

---

Price per security: $ 0.05

---

Total proceeds: If maximum sold: $ 500,000

---

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?

[ ] Yes [x ] No

If yes, what percent is commission of price to public? N/A ___________%

Is there other compensation to selling agent(s)?

[ ] Yes [ x ] No

Is there a finder's fee or similar payment to any person?

[ ] Yes [ x ] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?

[ ] Yes [ x ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [x ] No (See Question No. 25)

Is transfer of the securities restricted?

[ ] Yes [ x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 10,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE

TABLE OF CONTENTS



THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 93 pages.

Exhibits

1. Articles of Incorporation of the Company;

2. Amendment to the Articles of Incorporation of the Company;

3. By-Laws of the Company;

4. Subscription Agreement of the Company;

5. Licensing Agreement dated June 1, 2006 by and between EDMS Ltd. Corp. and Joel Stohlman (as amended); and

6. Financial Statements:

Balance Sheets as of September 30, 2006;
Statements of Operations for the period of August 16, 2006 (Date of Inception) through September 30, 2006;
Statements of Cash Flows for the period of August 16, 2006 (Date of Inception) through September 30, 2006;
Notes to Financial Statements.

## THE COMPANY

| | |
|---|---|
| Exact corporate name: | PROCONCEPT MARKETING GROUP, INC. |
| State and date of incorporation: | Florida, August 16, 2006 |
| Street address of principal office: | 3322 Forest Vista Drive<br>Dacula, GA 30019 |
| Company Telephone Number: | (678) 596-6872 |
| Fiscal year: | December |

Person(s) to contact at Company with respect to offering: Joel Stohlman
Telephone Number (if different from above):

ProConcept Marketing Group, Inc. ("ProConcept" or the "Company") is engaged in the business of marketing, selling and distributing "functional" drinks and water, primarily under the MoDo(R) brand name.

ProConcept will link high profile athlete/entertainer and trend-setters to a vast array of proprietary consumer products while being either directly or indirectly involved with the manufacturing and distribution of these items. The athlete/entertainer or trend-setter may be on a national or regional basis.

Management believes that ProConcept is ideally positioned to develop partnerships that elevate not only our own product lines but our clients' visibility, establish instant credibility and ensure success. Our experience in negotiation and understanding of the marketplace enables us to identify mutually beneficial opportunities and relationships.

Companies frequently contact us expressing a desire to seed their product within the sports/entertainment community. The goals of the companies are consistent: to raise product and brand awareness and establish their product as something that is "cool" and wanted by these high profile individuals.

ProConcept gives access to high profile athlete/entertainer and trend-setter endorsers for our own company and other company's products to help in the awareness of both brand and visibility, which our clients would otherwise not have. With relationships with previous and current NFL, and NBA players coupled with a network of agents, and business managers.

The Company is a Florida corporation with corporate headquarters at 3322 Forest Vista Drive, Dacula, GA 30019.

A maximum of 10,000,000 common shares are being offered to the public at $0.05 per share. There is no minimum.

A maximum of $500,000 will be received from the offering. The insiders will hold 50,000,000 shares. This means that about 16.67% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus. You may lose your entire investment in the Company.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

No Assurance That Shares Will Be Purchased; No Minimum Offering; No Escrow; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing and production plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's production and marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to, initial release of its beverage products. The Company expects these initial expenses to result in significant operating losses as the costs of marketing, endorsements, production and distribution must be borne by the Company until the Company is able to generate adequate revenues from sales of its beverage products, such revenues of which there can be no assurance.

Dependence on Key Personnel: Each of Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. The Company's success is substantially dependent upon two key persons. In addition, Mr. Stohlman and Mr. Stone each own 25,000,000 shares of common stock of the Company and 50,000 shares of preferred stock of the Company, and, prior to this offering, they are the Company's only shareholders, The loss of the services of either Mr. Stohlman or Mr. Stone would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on either of Mr. Stohlman or Mr. Stone. Even if it did, there is no assurance that Mr. Stohlman or Mr. Stone could be replaced by qualified personnel.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Risks of Beverage Industry: The development, production and marketing of beverage products involve substantial risk. You may lose your entire investment in the Company. The projected costs of the business plans as set forth herein are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, distribution failures, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require additional capital than initially projected in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production and distribution including, but not limited to, finding and reaching agreement with suitable production facilities and distribution channels. The commercial success further depends upon the quality of the Company's products, the Company's marketing efforts and acceptance of its beverages by consumers. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risk of Beverage Distribution: The success of the Company's distribution and marketing activities depends, in part, on certain factors beyond the Company's control. Distribution and Marketing success is dependant on obtaining favorable agreements for access to distribution channels, volatility of advertising costs, ability to obtain sports figures endorsements and technological and materials of production costs as well as overall demand in accordance with public tastes. Any failure by the Company could have a material adverse effect on our business, results of operations and financial condition. You may lose your entire investment.

The Company's Business Model is Untested and Acceptance Cannot be Guaranteed: At this stage, we cannot be certain that our products will be accepted in the marketplace. The Company's operating results are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond the Company's control. If the Company's actual revenue were to fall below our estimates or the expectations of market analysts or investors, our quarterly and annual results would be negatively impacted and the value of our stock could decline. As a result, period-to-period comparisons of our projected operating results may not be meaningful, and you should not rely on them as an indication of our future performance.

Lack of Endorsements. The Company's success depends upon its ability to sell its beverage products. The Company's marketing plan is development around well-known sports figures endorsing their products to assist the visibility and ultimately sales of its beverage products. As of the date of this offering statement, the Company does not have any such sports persons engaged contractually. The failure of the Company to attract and engage well-known sports figures would have a material adverse effect on the marketing and sales of the Company's beverage products.

Possibly Inadequacy of Capital Raised in this Offering: The Company does not know if the amount of money it will raise in this offering will be sufficient to do what it wants to do. The proceeds of this offering may be nominal. In addition, it is impossible to anticipate costs.

Arbitrary Offering Price of the Company's Securities: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

No Prior Market for Common Stock: Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this offering or, if developed, that it will be sustained. At least initially, the Company will be too small for its securities to be included on the NASDAQ SmallCap Market. Such securities may be subject to a rule under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that imposes additional stringent sales practice requirements on broker-dealers who sell the Common Stock. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Common Stock, and consequently would adversely affect the public market for and the trading price of the Common Stock.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 60,000,000 shares of Common Stock to be outstanding following this offering, 50,000,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $.048 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $.048 per share.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Most of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their beverage products than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 83% of the outstanding Common Stock will be held by the directors and executive officers of the Company. In addition, Mr. Stohlman and Mr. Stone each own 50,000 shares of preferred stock of the Company (all of the issued and outstanding shares of preferred stock). Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholders, Mr. Stohlman and Mr. Stone, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Shares Eligible For Future Sale: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

Potential Need for Additional Financing: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Plan of Distribution

The Company and its directors and officers, Joel Stohlman and Reid Stone, will attempt to place the shares offered herein at a price of $.05 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 10,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The Business of the Company

ProConcept Marketing Group, Inc. ("ProConcept" or the "Company") is engaged in the business of marketing, selling and distributing "functional" drinks and water, primarily under the MoDo(R) brand name.

ProConcept will link high profile athlete/entertainer and trend-setters to a vast array of proprietary consumer products while being either directly or indirectly involved with the manufacturing and distribution of these items. The athlete/entertainer or trend-setter may be on a national or regional basis.

Management believes that ProConcept is ideally positioned to develop partnerships that elevate not only our own product lines but our clients' visibility, establish instant credibility and ensure success. Our experience in negotiation and understanding of the marketplace enables us to identify mutually beneficial opportunities and relationships.

Companies frequently contact us expressing a desire to seed their product within the sports/entertainment community. The goals of the companies are consistent: to raise product and brand awareness and establish their product as something that is "cool" and wanted by these high profile individuals.

ProConcept gives access to high profile athlete/entertainer and trend-setter endorsers for our own company and other company's products to help in the awareness of both brand and visibility, which our clients would otherwise not have. With relationships with previous and current NFL, and NBA players coupled with a network of agents, and business managers.

Like any other marketing campaign, the success of the placement effort is measured by the proper planning prior to seeding the products. ProConcept can place products in one or many specific geographic or demographic markets that best suit your company's goals. Whether your company is looking for quotes from notable athletes or product visibility in front of the highly impressionable fans, we can help you reach these goals.

Management believes that the Company's ever (expanding or changing) product library will vary as shelf life comes and goes, but the founding partners' network of athlete/entertainer and trend-setter contacts will always remain. This premier service will allow ProConcept to keep pricing power over time. Our business model has unique strength with low overhead expenses. It revolves around both product production and a fee-based, annuitized revenue streams from marketing and promotional contracts negotiated from normally one to three years and exclusive and proprietary products.

ProConcept is targeting the 175 million active Americans who strive for a healthy lifestyle. Consumers and corporations strive for value in the marketplace. This fundamental need will drive revenues at our company. Firms need a cost effective way to market their products with athlete/entertainer and trend-setter across the country. The energy drink and bottled water segment is the fastest growing beverage group. The opportunity to capitalize on this growth is imminent, with bottled water sales over 10 Billion and the energy drink market more than 4 billion.

The Company is committed to solid systematic profitable growth through the expansion of its talent and product lines. Management believes that the Company will continue to aggressively pursue its Athlete Management endeavors by finding new players to join the ever-growing stable of professional athletes that currently represents our products.

Water, Oxygenated, flavored and nutraceutical

The Company's is developing Super Oxygenated water which is not just water; it has up to ten times the oxygen saturation of regular water. The 20 oz bottle with electrolytes, calcium, potassium and magnesium the water will be unique with a double sided label as you can see through the front of the bottle to the high profile athlete/entertainer and trend-setter on it on the inside with all their current stats on the bottom as an ESPN style ticker. The Company will offer this product both flavored and natural. The Company anticipates that its Super Oxygenated water will be distributed beginning February or March through United Distributors in Atlanta Georgia, who has distribution in Georgia and affiliation with 13 other states. The majority of the distribution will take place in convenience stores, gas stations and grocery stores.

The flavored and nutraceutical water will be an alternative to plain water or oxygenated water because of its light flavor; it will help people drink more which in turn helps them stay better hydrated. It will also be in a 20 oz bottle with B vitamins (Niacin, B6, Pantothenic acid) that aid in energy metabolism as part of a daily diet. The water will be in a unique double sided label as you can see through the front of the bottle to the high profile athlete/entertainer and trend-setter on it on the inside with all their current stats on the bottom as an ESPN style ticker or a full wrap with four color process and 4 additional colors.

Tests indicate that O2 positively affects cardiovascular and muscular performance and endurance. The consumption of oxygenated water and other beverages has been shown to increase the oxygen content of the blood, resulting in a lower, healthier pulse rate therefore, and enhancing athletic performance. O2 is not just good quality water, but it is performance water.[1]

ProConcept intends to target the 175 million active Americans between 6 and 60 who strive for a healthy lifestyle. Consumers and corporations strive for value in the marketplace.

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[1] John J. Duncan, Ph.D. Texan Woman's University, Center for Research on Women's Health, Denton, Texas Publication Number: A2005 • Publication Date: August 1997.

Bottled water has always had a healthy image, but the growing of number of products offering additional health benefits mean that water has now become a major part of the functional food market.

While the late 1990s saw the launch of a number of waters containing caffeine, the most recent developments is the introduction of caffeine-free water which contains other natural ingredients designed to give a similar energy boost. Among these energy-boosting drinks are oxygenated bottled waters, which claim to enhance physical performance, fight fatigue and shortness of breath, accelerate recovery time after exercise, improve mind clarity, stamina and endurance and reduce cramps and muscle soreness.

U.S. Bottled Water Market, Producer Revenue 2000-2005

| Year | Million of Dollars |
| --- | --- |
| 2000 | $6,113.0 |
| 2001 | $6,880.6 |
| 2002 | $7,901.4 |
| 2003 | $8,526.4 |
| 2004 | $9,169.4 |
| 2005 | $9,803.0 projected[2] |

Whatever the case, in 1988, this quirky Canadian passion for water fuelled the humble origins of the Clearly Canadian Beverage Corporation. Based in Vernon, British Columbia, this spirited little start-up introduced a line of sparkling flavored waters that helped usher in a whole new era in beverages - blazing the trail for what is now known as the Alternative Beverage category, a category currently estimated at $14-billion within North America alone.

In our ongoing relationships, we will stay ahead of the competition by releasing new bottled water extended product lines with beneficial enhancements. And we are in development with a product that will revolutionize the bottled water market.

Energy Drink

Our energy drink is in a 12oz slim style aluminum can different from the standard 12 oz soda can. The can will bear the name Modo Energy and we anticipate that it will have the signature of the athlete on it with his/her likeness. The slim style can offers several advantages. The can is 1" higher than both the 8.3 oz can and the 12 oz standard can. The second advantage is the can has a 15% less diameter which takes up less shelf space.

Management believes that sports and energy beverages are key segments of the burgeoning functional beverage market. Sports drinks, featuring carbohydrates and electrolytes, are marketed as a source of fluid replacement and as thirst-quenchers for

[2] 2005 New Age Beverages in the U.S. (August 2005) 850 Third Avenue, New York, NY 10022 Tel: 800-275-4630 | Outside U.S.: 212-688-7640 | Fax: 212-826-1255.

athletes and others engaged in strenuous activities. Energy drinks containing amino acids, vitamins and herbs are designed according to the leading manufacturer, to heighten stamina, reaction speed, concentration/mental alertness, stimulate metabolism, and foster an "overall feeling of well being."

The more than $1.1 billion energy drink market has experienced phenomenal growth of over 700% in current terms between 2000 and 2005. Teens and young adults remain the primary target of manufacturers, and marketers have thoughtfully positioned their beverages in the marketplace, creating an energy drink for every young lifestyle. Many, linked to extreme sports, represent adventure and rebellion. Others seem to offer a party image. Some niche brands have aligned with personal interests, such as music and spirituality, we anticipate aligning ourselves with the more mainstream athlete/entertainer and trend-setter endorsers.[3]

The tremendous sales growth of this category has been driven by the right product meeting the right group in the right place. Management believes that young people seek a way to get the most out of their free time and fun time; added energy is a solution. Furthermore, this group often visits convenience stores, which sold nearly half of all energy drinks (off-premise) in 2004.

Sports Drink (Isotonic, Hypotonic and Hypertonic)

We have an isotonic sugar based drink, a hypertonic sugar based drink and a hypotonic sugar free drink, and they all have Vitamin A, Vitamin C, Vitamin D, Vitamin B12, Vitamin B6 and Niacin in them. Our packaging will be a full wrapped 20 oz unique bottle with a ball at the mouth of it and we anticipate that a high profile athlete/entertainer and trend-setter will be on it with a copy of the signature for a personal touch. The packaging will be a four color process with 4-6 additional spot colors printed in a flexographic printing style. Not only will our sports drink have higher vitamin and mineral content than the main stream sports drinks but it will be an athlete endorsed product at a competitive price to other sports drinks. People buy these based on three main principles: price, taste, marketing/novelty we hope to meet all three.

For many athletes, especially those who compete in endurance sports, drinking liquids that will replenish the amount of carbohydrate being used by the body is essential. If this does not happen, the athlete can become dehydrated and fatigued very quickly, when choosing a sports drink, a person must look at several factors. Not only does the drink have to have the necessary nutrients, but it should also taste good. Sports drink is a beverage that contains carbohydrates and other supplements to help replenish fluids and nutrients used during vigorous exercise and sporting events.

Growth driven by reaching new demographic groups and not by cannibalizing market share and water is the greatest competition for "share of thirst" during activity. New

[3] [3]Energy Drinks in the United States. Mintel, July 2005, Pages: 68
http://www.researchandmarkets.com" __www.researchandmarkets.com.

formulae of sports drinks blur the definition of the category but bottled sports drinks outsell other forms and flavor is key.

1. Isotonic Fluid
    - Electrolytes and 6-8% carbohydrate
    - Quickly replaces fluids lost by sweating and supplies a boost of carbohydrate.
    - Choice for most Professional Athletes (due to the level that the play and use energy).

2. Hypotonic Fluids
    - Electrolytes and a low level of carbohydrate
    - Quickly replaces fluids lost by sweating.
    - Suitable for all athletes who need fluid without the boost of carbohydrate (weekend warriors, everyday exercise and runners).

3. Hypertonic
    - High level of carbohydrate
    - Used to supplement daily carbohydrate intake normally after exercise to top up muscle glycogen stores.
    - Suitable for ultra distance events where high levels of energy are required and hypertonic drinks can be taken during exercise to meet the energy requirements.
    - If used during exercise, hypertonic drinks need to be used in conjunction with hypotonic drinks to replace fluids.

Water filter cartridges and pitchers

We believe that our water filter cartridge will be a direct replacement for Brita and Pur. The material used in it are all green friendly, coconut-shell with a silver charging of 0.05 % plus Ion-exchange resin HP. The packaging used will not be branded with our name giving retail store a private label with their packaging design which they will supply to us. The cost savings to not only the retail outlet but also the consumer will be significant up to 40% off major brands.

Americans are parched, according to a new survey. While people surveyed said drinking water is the easiest change to improve their health, less than half are actually drinking the recommended eight glasses of water a day. According to the survey of 1,000 adults nationwide, people are more likely to check the weather (69 percent) or have a caffeinated beverage (58 percent) than drink eight glasses of water a day (40 percent). Yet more than a third of Americans choose "drinking more water" as the easiest health-improving lifestyle change they could make. Getting more exercise trails behind at 28 percent, followed by eating more fruits and vegetables (20 percent) and getting more sleep (13 percent). Making water more of a part of your daily routine, instead of that daily cup of coffee, doesn't have to be a drastic change.

The slower water passes through a filter, the more contaminants can be removed. A "pour-through" filter may have some effect, but it doesn't remove contaminants such as dissolved lead, fluoride, dissolved gaseous pollutants, bacteria, etc. however, it will generally remove parasites. Although filtration products do have many limitations, activated carbon filters can do a good job of reducing a limited range of contaminants, removing odors and enhancing the taste of drinking water.

A typical water filter passes the water slowly through a replaceable cartridge containing a mixture of food-grade chemicals. It appears to combine 3 techniques to improve the water quality:

1. Activated Charcoal
   The water seeps through beads of "activated" charcoal. This specially prepared form of charcoal exhibits a massive "surface area" which attracts and traps impurities such as chlorine and many organic compounds. Eventually, after prolonged use, the charcoal becomes saturated with these impurities and so cannot adsorb any more. Further, over time bacteria can grow on the charcoal, potentially posing a risk to the purity of the water. This is why it is best to store the water filter in a refrigerator, as the lower temperature reduces the speed of bacteria growth.

2. Ion Exchange Resin
   The water passes across beads of Ion Exchange Resin. A typical Ion Exchange Resin is Sodium Aluminum Silicate, known as "Zeolite". Hard water contains minerals, which contain calcium and magnesium in their chemical structure. The resin contains sodium in its chemical structure, but has a "preference" for calcium and magnesium. The water passes through; the resin absorbs some calcium and magnesium, giving up some Sodium in return. This produces "softer" water. Eventually, when the resin has given up all its sodium, it ceases to soften the water.

3. Strainer filter or mesh bottom
   A simple fleece fabric filter bottom at the outlet of the cartridge allows the water to pass through, but retains the mixture of activated charcoal and ion exchange resin in place. It also helps remove dust and other particles, enhancing the clarity of the water.

It's no secret who the major players are in the beverage industry. Coca-Cola, PepsiCo dominate all segments. Most of their success stems from early sports star endorsement deals. But in each category, if we can get a double digit percentage of sales on a regional level, then we will experience extremely high returns on investment.

In 2004, estimated wholesale dollar sales of commercial beverages in the US reached $221.3 billion. Of this total wellness and functional RTD (ready to drink) beverages had sales of more than $75 billion. Children, teens, young adults, weekend warriors and Hispanics are key demographic growth drivers, along with health and wellness enthusiasts, who always represent a key trend. Convenience and economy drives retail trends.[4]

We will work to position ourselves nationwide, but initially focus on markets where an athlete's image has already been established in regions where athlete was born/raised (hometown), then college region (alumni are loyal and supportive of those superstars that helped their school, and of course professional team/area. By leveraging that brand following, we believe that we will be poised to reach consumers who have not made a clear choice of brands or who would like to try something new due to a exciting packaging design or would easily swapped to a product that is priced competitively especially if they can mimic a stars likes/tastes.

Non Alcoholic Beverages are the #2 purchase in C-stores

With over 86,000 convenience stores (typically defined by a sales of milk, bread, beverages), management will look to sell through a minimum of 2,000 locations.

Grocery Stores – the Company will have to rely on broker networks.

According to a recent slotting fee study done by AIMS [Please describe AIMS], the cost of slotting just one item across all U.S. markets is approximately $1.2 million for a food item (such as potato chips or cereal), $1.1 million for a perishable item (such as butter or chilled juice) and $473,000 for a general merchandise item (such as batteries or mascara). The cost breaks down to $23 to $75 per store - for just one item. Thus if you sell cooking oil and you have three different flavors, you must pay a slotting fee for each flavor Companies like AIMS work with manufacturers to create traded promotional programs that convert some or all of the slotting costs into productive expenditures, such as designing and running an agreed-upon number of radio and newspaper ads in a certain market.

Management believes that a company like AIMS is of great assistance when negotiating slotting fees, because they're determined individually with each grocery store chain either through the broker or in person. Since standard slotting fees do nothing to build sales volume, AIMS has been working with manufacturers to create traded promotional programs that convert some or all of the slotting costs into productive expenditures, such as designing and running an agreed-upon number of radio and newspaper ads in a certain market. With such fees sometimes totaling millions of dollars, having that money go toward building volume can create brand awareness while producing revenues.

Unconventional Retail Outlets – sponsorship deals with a retail store, or put together an endorsement deal (i.e. Ikea, or Lowes) then the Company can get shelf space through using the athletes.

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[4] [4]Sports Drinks in the United States. Mintel, Feb 2005, Pages: 97
http://www.researchandmarkets.com" __www.researchandmarkets.com.

Water

Distribution Plan- Target Convenience stores (7,000 cases – 24 pack - or only 174 bottles per each store to break even) and Grocery Stores

We will be focusing on the Southeast, Northeast and Western markets which comprise more than 65% of the wholesale dollar by region (source beverage marketing). These areas are where we have an abundance of relationships with talent to use as endorsees. Obviously the larger the "star power" the lower the barrier of entry into C-Stores and Grocery Stores.

- Label vendors have provided us with pre-production mock-ups, however final outputs are dependant on the market/talent we decide to pursue. At that point photos will need to be taken ($1500) and stats/layout design will be completed by designer ($1500). There is a die charge for each athlete of $500 to produce individual labels
- Distribution – we have spoke with Meijers and United Distributors, and their distributor about this product.
- Athletes – depending on market (which distributor will assist in selling efforts) , athletes may take $15,000-$25,000 cash and stock – and they prefer to be paid in cash for any "on-site" visits.
- Our water products will need to fight for shelf space in the C-Stores and Grocery Stores with the lower price waters, as well as the national products under the Coke, Pepsi and Nestle brands. Our competitive edge can be in the possible memorabilia/sweepstakes marketing programs that we can tie back into our athletes.
- Our strategy for the Retail / Big Box stores will be linking our bottled water products, with our pitchers and filters. We have a lot of packaging and branding proposals that will set us apart fro the traditional waters on the shelves.

Sports drink

Distribution Plan- Target Convenience stores, Grocery and Retail Stores

We will be focusing on the Southeast, Northeast and Western markets which comprises more than 65% of the wholesale dollar by region of also the Sports drink market. (source beverage marketing). These areas are where we have an abundance of relationships with talent to use as endorsees. Obviously the larger the "star power" the lower the barrier of entry into all outlets.

- We have a proprietary bottle that we believe NO OTHER current sports drink has, and with our design we will at the very least will get a "first pull", we feel our flavor and nutritional value is superior to the current sports drinks.

- We have many options for unique, creative and eye-capturing designs. Label vendors have provided us with pre-production mock ups, however final outputs are dependant on the market/talent we decide to pursue. At that point photos will need to be taken ($1500) and stats/layout design will be completed by designer ($500). There is a die charge for each athlete of $1000 to produce individual labels
- Distribution – we have spoke with Meijers and United Distributors, and their distributor about this product.
- Athletes – depending on market (which distributor will assist in selling efforts) , athletes may take $15,000-$25,000 cash and stock – and they prefer to be paid in cash for any "on-site" visits.

Energy drink

With Caffeine being a major part of the competitions core ingredient, we are looking to provide a more beneficial and natural "punch". About half of the adult population in the US drinks coffee every day. We want to offer a combination of the energy and not succumb to dehydration that drinks high in caffeine may cause.

Distribution Plan- Target Convenience stores, Grocery and Retail Stores
We will be focusing on the Southeast, Northeast and Western markets which comprises more than 65% of the wholesale dollar by region (source beverage marketing). These areas are where we have an abundance of relationships with talent to use as endorsees. Obviously the larger the "star power" the lower the barrier of entry into all outlets.

- We have many options for unique, creative and eye-capturing designs. Distribution – we have spoke with Meijers an United Distributors, and their distributor about this product.
- Athletes – depending on market (which distributor will assist in selling efforts), athletes may take $15,000 - $25,000 cash and stock – and they prefer to be paid in cash for any "on-site" visits.

Filter cartridges

The Company plans to have a complete line of home water filtration products that will be brought to the masses through specialty stores. It will strive to promote a healthy, athletic lifestyle essential to a progressive society. We can offer a premium package at a reasonable price that customers can't find anywhere else in the marketplace.

This premier product will allow the Company to keep pricing power over time. The business model has unique strength with low overhead expenses.

Aqua Vitalis is attempting to establish itself as one of the premier brand name. The objective is to become the best platform for which strategic partners can approach to launch or develop their products. In more quantifiable terms, the Company's goals are:

1. Launch and develop Aqua Vitalis Water pitcher and cartridges in the United States. The goal is to take 10% of the market leader, Brita in the amount of cartridges sold within the United States in two years in the specialty stores. We forecast that to achieve this, we must sell 600,000 cartridges in the US by the year 2008.

2. The Company will attempt to brand the Aqua Vitalis logo as a premier trademark and capitalize off this notoriety.

The Company's' mission is to bring great products that promote a healthy, athletic lifestyle to the Specialty marketplace.

The keys to success for Aqua Vitalis are getting great "sell through" of refillable replacement cartridges.

From our previous experience, we expect the value that celebrity endorsements will bring both to the product awareness, and the marketing strategy.

| Product Name/Item | Time to produce Item | Status | Supplier | Minimum to order |
|---|---|---|---|---|
| **Athlete Acquisition** | Once public we can offer stock (7 days +) | On going basis | Employee | 5 |
| **Isotonic/Hypotonic/hypertonic drink** | | | | 4,800 cases |
| Plastic bottle | 6-8 weeks initially (2-4 days after initial order) | Waiting for funding | Ball Corporation | 170,000 |
| Plastic Cap | 5-7 days | Waiting for funding | Ball Corporation | 170,000 |
| Artwork for Wrap | 7-14 days | Started | Lunar Light | 170,000 |
| Artwork for master carton | 5-10 days | Waiting for funding | Lunar Light | 1 |
| Drink Concentrate | 5-7 days (formula complete) | Waiting for funding | Jus-Made | Enough for 4,800 cases |
| Production Fulfillment | 2-4 days based on production openings | Waiting for funding | Depends where distributed | 1 |
| Shipping | shipping 2-3 days | Waiting for order | independent Truck lines | 1 |
| **Water** | | | | 3,200 cases |
| Plastic bottle | 2-8 weeks (2-4 days after initial order) depends on bottl | Waiting for funding | Amcor/Ball | 50,000 |
| Plastic Cap | 5-7 days | Waiting for funding | Amcor/Ball | 50,000 |
| Artwork for Wrap | 7-14 days | Started | Lunar Light | 170,000 |
| Artwork for master carton | 5-10 days | Waiting for funding | Lunar Light | 1 |
| Water Manufacturer | 5-7 days (formula complete) | Waiting for funding | WaterOne | 1 |
| Production Fulfillment | 2-4 days based on production openings | Waiting for funding | WaterOne | 1 |
| Shipping | shipping 2-3 days | Waiting for order | independent Truck lines | 1 |
| **Energy Drink** | | | | 4,800 cases |
| 12 oz Slim Can | 2-4 weeks initially (2-4 days after initial order) | Waiting for funding | Rexam Corporation | 150,000 |
| Artwork for can | 7-14 days | Waiting for funding | Lunar Light | 150,000 |
| Artwork for master carton | 5-10 days | Waiting for funding | Lunar Light | 1 |
| Drink Concentrate | 5-7 days (formula complete) | Waiting for funding | Allen Flavors | Enough for 4,800 cases |
| Production Fulfillment | 5-7 days based on production openings | Waiting for funding | Depends where distributed | 1 |
| Shipping | shipping 2-3 days | Waiting for order | independent Truck lines | 1 |
| **Water Filters & Pitchers** | | | | 100000 pieces |
| Order From Switzerland | 4-6 week (shipping via container) | Waiting for funding | edms Ltd. Corp | 1 |
| Artwork | 2-4 weeks | Waiting for funding | Lunar Light | 1 |
| Artwork for master carton | 5-7 days | Waiting for funding | Lunar Light | 1 |

| Project Name | Estimated Start | Estimated Finish | Estimated Days |
|---|---|---|---|
| Isotonic/Hypotonic/hypertonic drink | 25-Oct-2006 | 15-Jan-2007 | 80 |
| Water | 20-Oct-2006 | 10-Dec-2006 | 50 |
| Energy Drink | 15-Nov-2006 | 15-Jan-2007 | 60 |
| Water Filters & Pitchers | 25-Oct-2006 | 15-Jan-2007 | 80 |
| Athlete Acquisition | 15-Oct-2006 | 22-Oct-2006 | 7 |

Currently, ProConcept is meeting with several prospects for both product selection and endorsees.

Co-Packing Arrangements

We have access to use more than 20 co-packers, or bottlers. They are strategically located throughout the United States, to produce our premium beverage products for us under formulation requirements and quality control procedures that we specify. We select and monitor the producers to ensure adherence to our production procedures. We will regularly analyze samples from production runs and conduct spot checks of production facilities. We supply most packaging and raw materials and arrange for their shipment to our co-packers and bottlers.

Competition

ProConcept's mission is to bring to the mass marketplace products that promote a healthy, athletic lifestyle. Our target market is the segment of the population that strives most for that active lifestyle. The firm has chosen the demographic ages of 6 - 60 years old to represent this active population. As ProConcept is aimed at the athletic American, its target market is segmented into the male and female US population. .Since males and females have distinct tastes and buying patterns, ProConcept is breaking down the gender line to target each effectively. Each gender will respond to different distribution channels and different marketing tactics. The products offers a bridge to all race and income gaps, so there is no need to segment further in these categories.

Management believes that the US population is constantly striving to increase athletic performance. Athletic success is one of the most notable accomplishments in American society. Americans try to enhance performance with the use of every type of drink. The human spirit drives this underlying need and market trend.

The soft drink market is mature and has slow growth, but the bottled water and energy drink segment is in an explosive growth stage. Differentiation is the key concept in obtaining "sell through" within any segment of the marketplace. ProConcept services address this trend towards a cluttered marketplace. Products coming to market must have some sort of differentiating marketing plan, and the athlete/entertainer and trend-setter endorsers will help us reach our goal.

Water

The U.S. bottled water market is comprised of three segments: domestically produced non-sparkling water, domestically produced sparkling water and imported water, which constituted approximately 65%, 21% and 14%, respectively. The domestically produced non-sparkling water category includes natural spring water obtained from naturally occurring springs, well water, distilled water and purified water. Unlike other beverages, bottled water serves both as a tap water substitute and a refreshment beverage.

Contributing to the growth in consumption of non-sparkling water are consumer trends including health and fitness awareness, municipal tap water quality concern and maturing soft drink demand, as well as consumer demand for convenience and innovative packaging. Bottled water, particularly when packaged in premium PET bottles with sport caps, appeals to consumers who are sports enthusiasts or whose lifestyles are oriented to health and fitness. According to Beverage Marketing, consumers' concern over the quality of municipal water supplies has contributed to an increase in bottled water consumption. Bottled water has also become an alternative to other beverages, including soft drinks. Bottled spring water is natural and caffeine and additive free. These attributes and the increased availability of convenient packaging for natural spring water have contributed to the increase in bottled water consumption.

Non-sparkling bottled water is generally sold to end users through four channels. According to Beverage Marketing, the total share of the bottled water market for each channel is as follows: off-premise retail, which consists of supermarket, convenience store and drug store chains and other similar retail outlets (67.9%); home and office delivery which primarily consists of 5 gallon containers (13.0%); on-premise retail, which includes restaurants, delicatessens and other similar sites (11.3%); and vending (7.8%).

Non-sparkling bottled water is generally delivered to customer locations through direct-store-delivery ("DSD") or warehouse distribution systems. DSD involves delivery of the product directly to the store's location where consumers may purchase the product. Warehouse distribution systems involve the delivery of truckloads of palletized products to the warehouses of regional customers which, in turn, deliver the product directly to the customer's retail sales locations.[5]

U.S. bottled water sales and consumption continue to rise, as consumers increasingly choose bottled water over other commercial beverages. This upward trend was reflected in 2005 when total bottled water volume exceeded 7.5 billion gallons, a 10.7 percent increase over 2004; and the 2005 bottled water per capita consumption level of 26.1 gallons increased by over two gallons, from the 23.8 gallons per capita the previous year. Additionally, the wholesale dollar sales for bottled water exceeded $10 billion in 2005, a 9.2 percent increase over the $9.2 billion in 2004. These statistics demonstrate continued consumer demand and appreciation for the convenience and good taste of bottled water brands consumed on-the-go, during exercise, at restaurants or meetings, and at home or the office. However, consumers should also know that bottled water safety and quality result from multiple layers of regulation and standards at the federal, state and industry levels.[6]

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[5] The U.S. Market for Bottled, Enhanced and Flavored Water - 3rd Edition November 1, 2003 Page 180 Packaged Facts.

[6] BOTTLED WATER: MORE THAN JUST A STORY ABOUT SALES GROWTH
April 13, 2006 V. Tom Gardner, communications manager
International Bottled Water Association (IBWA).

Bottled water is a trend that seemed to start strictly on status (and clever marketing) but quickly grew into one of the supermarket's largest and fastest growing categories. Consumers can now buy waters imported from over 100 different countries in all shapes and sizes as well as waters with vitamins, sugars, caffeine, bubbles and even soy, to make us want to buy and drink more. AC Nielsen reports that the fastest growing waters are those that are flavored, with a rise of 50.7% in dollars and 30.3% in units. Enhanced waters – described as waters that contain additional benefits like vitamins and minerals, have grown from just $20 million in sales three years ago to over $650 million in 2005.[7]

It is estimated that retail outlets other than grocery multiples could account for a significant proportion of sales volumes. According to a recent AC Nielsen's retail audit, a majority of bottled water retail sales goes through grocery multiples, drugstores, and C-stores. The balance is made up of gas stations, food courts, independent food shops, and grocery independents. What AC Nielsen doesn't cover, is the wide range of other outlets through which bottled water is available such as variety stores, department stores, sandwich and snack shops, kiosks, railway/airport shops, home improvement centers, etc., The fact that sales by dollar value substantially exceed volume through these smaller 'impulse' outlets, makes them a significant interest to producers of bottled water brands, particularly those who do not make their own label. These producers can largely avoid competition with their own-label brands at these outlets, and also achieve higher profit margins. From February 2004 to February 2005, bottled water sales in the convenience channel hit $1.8 billion, a 21% increase over the prior 12 months.[8]

Energy Drink

In 2005, U.S. energy drink sales grew to US$3.3 billion, up 75% from US$2 billion, making it one of the fastest growing portions of the non-alcoholic beverage market, according to Beverage Digest. Globally, the energy drink market topped $7billion in 2004.[9]

Teens and young adults remain the primary target of manufacturers, and marketers have thoughtfully positioned their beverages in the marketplace, creating an energy drink for every young lifestyle. Many, linked to extreme sports, represent adventure and rebellion. Others seem to offer a party image.

The United States energy drink industry is in its infancy, high-growth stage. Many players have arrived and are arriving weekly. There are currently more than 125 energy drinks sold in the US and growing rapidly. Most are in non-descript with no financial backing and no differentiation.

---

[7] Why DO We Drink Bottled Water? And Are Their Differences Between Products?
Published on: June 16, 2003 *SOURCE: International Bottled Water Association (IBWA).*

[8] October 4, 2002 Food and Drink Business Magazine Bottled Water - Market Assessment.

[9] March 21, 2006 Steven Teo Energy Drink [Ubercool].

Distribution in the industry varies for each competitor. Coke, Pepsi, and Budweiser have great strength in their distribution networks. Where they are weak is in their creativity and will to promote the energy drink market. They still view it as a fad and remain focused on their core businesses.

Sport Drink

Currently the largest growing segment of the sports drink market is non-athletes close to an $8 billion market. This market shift has led some sports drinks manufacturers to specifically target and develop products aimed at non-athletes, such as low-sodium or low-calorie sports drinks. The main products are still marketed to professional athletes. Non-athletes who use sports drinks should also be aware that many of them have a high level of carbohydrates. Consuming extra carbohydrates is counter-productive to weight loss, since in order to lose weight, one must consume fewer calories than one burn through exercise and normal energy expenditure.

Sports drinks are different from energy drinks. Sports drinks are intended to replenish electrolytes, sugar, water, and other nutrients, and are usually isotonic (containing the same proportions as found in the human body). Energy drinks, on the other hand, simply provide lots of sugar and caffeine.

Water filters and cartridges private labeled

Retail dollar sales of pour-through pitchers was approximately $100 million while the cartridges are approximately $300-$400 million.

The brand is now the key issue, the question is whose brand will dominate, the suppliers or the retailers. In Europe private labels, those generated by the retailer have now become a dominant issue. On average 45% of products sold in Europe are sold via private label, this compares with 25% in the USA.

Overall private labels are used to provide products with a lower price. In the USA some private label products are 25% cheaper than the brand leader.

In the last twelve months in the USA, private label growth has been 8.1% in supermarket products, 12.2% in hardware products and 12.4% in mass retailers, while drugstore produces have declined by 1.3%. The general feeling is that in times of recession, private labels increase their market share, but tend to maintain that market share as economies recover.[10]

---

[10] Information Resources Inc., Chicago. May 16, 2004 Trends In Private Label Protein by Joanna Cosgrove and Joshua Lipsky.

Advantages to the retailer

- Reduce producer domination in the marketplace
- Create more dependence on the retailer by the consumer
- Customer sales increase
- An opportunity to differentiate and provide variety
- Customer loyalty in a situation where you can avoid comparisons
- Positive image building
- More freedom in your pricing strategy
- Positive control over stock keeping inventory
- Better bargaining position in a depressed economy

The main consumer advantages are

- A guarantee of the same quality for a serious price differentiation
- More variety within the category
- A trusted retail name equals trust in the product
- Product provides a need based on a want, where products were missing within the category. Ex ethnic foods, diet foods, sugar free foods and so on.

Management believes that private labeling will continue to grow. Discount stores will develop their own private labels at the expense of brand labeled products.

Apart from price driven private labels, the up market label will develop. The warning is if you have a branded product that is not a market leader then your product could be seriously under threat in the next few years.

The private label leaders

| | |
|---|---|
| Aldi | 95% private label |
| Wal-Mart | 40% private label |

We intend to partner with high-profile athletes, entertainers and trend-setters. In people's minds, drinking or using certain products has given these athletes the ability to perform at the top of their game. People associate products with the people who represent them, just like Gatorade with such endorsers as Michael Jordan, and Lebron James, and Peyton Manning, and Mia Hamm. In most cases we intend to differentiate ourselves by packaging. We will work to position ourselves nationwide, but initially focus on markets where an athlete's image has already been established. By leveraging that brand following, we will be poised to reach consumers who have not made a clear choice of brands.

Our company intends to use high profile athlete/entertainer and trend-setters as a spokesperson to deliver our advertising message and convince consumers of our brands. The reason for using them as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. Management believes that they increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the 'black box' of celebrity endorsement.

Our central goal of advertising using the high profile athlete/entertainer and trend-setters is the persuasion of customers, i.e., the active attempt to change or modify consumers' attitude towards our brands. In this respect, the credibility of our company plays an important role in convincing the target audience of the attractiveness of our brand. Pursuing a celebrity endorsement strategy enables us to project a credible image in terms of expertise, persuasiveness, trustworthiness, and objectiveness. To create an effective message, we also have to consider the attractiveness of the spokesperson. Source attractiveness refers to the endorser's physical appearance, personality, likeability, and similarity to the receiver, thus to the perceived social value of the source. Physically attractive communicators have proven to be more successful in influencing customers' attitudes and beliefs than unattractive spokespersons. This behavior mainly goes back to a halo effect, whereby persons who perform well on one dimension, e.g. physical attractiveness/high profile, are assumed to excel on others as well, e.g. happiness and "coolness". [11]

Packaging and Pricing

Water, Oxygenated, flavored and nutraceutical

$15.00 -$20.00 per case of 24 packed in a tray with shrink wrap or a master carton box, depending on quantity that is purchased and whether it is going through a distributor or not.

Retail price $.99-$1.39 each depending on the retailer and what margins the retailers want to have.
This price is in line with all major competitors

Energy Drink

$22.00 - $25.00 per case of 24 packed in a tray with shrink wrap or a master carton box, depending on quantity that is purchased and whether it is going through a distributor or not.

Retail price $1.19-$1.79 depending on the retailer and what margins they want to have.
This price is in line with all major competitors with the exception of red bull which is considerably higher at $32.00-$36.00 per case

---

[11] Solomon, Michael R. (2002), Consumer Behavior: Buying, Having, and Being, 5th ed., New Jersey: Prentice Hall.

Sport Drink

$17.00 - $25.00 per case of 24 packed in a tray with shrink wrap or a master carton box, depending on quantity that is purchased and whether it is going through a distributor or not.

Retail price $.99-$1.39 depending on the retailer and what margins they want to have. This price will initially be higher due to the fact of a product that has much more vitamins and better nutritional benefits and the athlete that is endorsing it.

Water filters and cartridges private labeled

Single $3.50-$5.00 packed in a 4 color box and in a master carton of 24
Triple $8.50-$12.00 packed in a 4 color box and in a master carton of 24
Pitcher $12.00-$16.00 packed in a 4 color box and in a master carton of 4

Depending on quantity that is purchased and whether it is going through a distributor or not will affect the retail price. This price is considerably lower than all major competitors.

Success stories are obvious:

The reason they have been successful can be directly related to their association with professional athletes. Companies frequently use spokespersons to deliver their advertising message and convince consumers of their brands. A celebrity endorser is an individual who is known by the public for his or her achievements in areas other than that of the product class endorsed. The reason for using celebrities as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. They increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the use of them

We believe that we'll effectively utilize the celebrity spokesperson by assessing the meanings consumers associate with the endorser and eventually transfer to the brand. We found the athletes' personality as being an important factor in influencing "specific target groups, to which such personalities are easily recognizable and much admired." First, the meaning associated with the famous person moves from the endorser to the product or brand. Thus, meanings attributed to the celebrity become associated with the brand in the consumer's mind. Finally, in the consumption process, the brand's meaning is acquired by the customer. The third stage explicitly shows the importance of the consumer's role in the process of endorsing brands with famous persons.[12]

[12] Friedman, Hershey H. and Linda Friedman (1979), "Endorser Effectiveness by Product Type," Journal of Advertising Research, 19 (5), 63-71.

Water, Oxygenated, flavored and nutraceutical

The bottled water industry is highly competitive and currently annually is an approximately $10 billion industry. According to "Beverage Marketing", there are approximately 350 bottled water filling locations in the United States with sales increasingly concentrated among the larger firms. The ten largest bottled water companies accounted for approximately 88.4% of wholesale dollar sales in 1996 and in 2005 accounted for less than 44%. Nearly all of our competitors are more experienced, have greater financial and management resources and have more established proprietary trademarks and distribution networks than we do. On a national basis, we compete with bottled water companies such as Propel, Fruit O2 and Penta Hydrate. ProConcept has chosen to compete by focusing on a higher quality enriched purified drinking water and athlete endorsed with innovative packaging. Due to the proprietary nature of sales figures from the companies above the sales are estimated at between $1-$3 billion.

Energy Drink

In 2005, U.S. energy drink sales grew to US$3.3 billion, due to most of the energy drink companies being privately held we will be focusing on Hanson's Monster energy drink.[13] Energy drinks are typically highly caffeinated, carbonated drinks with a syrupy texture. Frequently produced in unnatural colors, they can contain other ingredients designed to help consumers to focus or stay awake. Monster contains extracts of ginseng and guarana.

When it comes to performance beverages, image is everything. One readily identifiable brand with "buzz" can boost a company's fortunes at a time when a typical convenience-store customer has hundreds of drinks to choose from.

Like medicines, these potions are valued more for what they do than for their flavor. These products are sold on function more than taste, and given their sales patterns; they seem to be valued even more for the images on their cans.

According to a November Securities & Exchange Commission filing, Hansen's sales climbed to more than $250 million in the first nine months of 2005, up from $130 million during the same period in 2004. In the same period, gross profit climbed from $58.5 million to $130.4 million.

Sales in the wildly profitable energy-drink sector had increased about 80% on the year. Monster almost doubled that growth rate, as its availability expanded from approximately 25% to more than 50% of the U.S. market.[14]

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[13] Inter/Sect Alliance Inc. For: Food Bureau Agriculture and Agri-Food Canada
July 31, 2001 By Alex Halperin.

[14] How Monster Maintains Its Buzz HIGH & LOW JANUARY 4, 2006 By Alex Halperin.

Competitors

Red Bull Energy Drink
Monster Energy Drink - Hansen Natural (HANS)
Full Throttle - Coca-Cola Co (KO)
AMP - PepsiCo Inc (PEP)
Rockstar

Sport Drink

Sports beverages remain the most heavily advertised New Age beverage segment. Sports beverage marketers spent $156.9 million in 2004, a 25.9% increase versus 2003. This was $85.5 million more than that spent on PET water.

Sports beverages comprised 38.2% of all New Age ad spending - 3.3 percentage points more than its share in 2003.

After a decrease in spending in 2003, Gatorade saw a 12.2% ad spend boost in 2004. Combined, Capri Sun Sport and Sunny D Intense Sport contributed over $17 million in incremental spending during the year.[15]

As in past years, the sports beverage category spent heavily on television. Obviously, the wide array of sports programming on television is conducive to such advertising.

LEADING SPORTS BEVERAGE BRANDS
DOLLAR GROWTH
2000 – 2005

| Brand | 2000/01 | 2001/02 | 2002/03 | 2003/04 | 2004/05 |
|---|---|---|---|---|---|
| Gatorade | 9.6% | 11.2% | 10.2% | 11.7% | 12.6 |
| Powerade | 11.4% | 13.9% | 23.0% | 22.3% | 22.4% |
| Capri Sun Sport | -- | -- | -- | -- | 30.4% |
| All Sport | -30.2% | -40.0% | -42.5% | -51.2% | -62.2% |
| All Others | 7.1% | 4.8% | -10.9% | -8.2% | -8.3% |

Percent of all Sports Beverage Sales where they occur[16]

| | |
|---|---|
| South | 44.8% |
| Northeast | 13.8% |
| Midwest | 17.6% |
| West | 23.8% |

| Product Name | Carbohydrate | Carbohydrate |
|---|---|---|

[15] 2005 New Age Beverages in the U.S. (August 2005).

[16] 2006 New Age Beverages in the U.S. (Fall 2006).

| | Source | Amount in Grams |
|---|---|---|
| Accelerade | Sucrose, fructose, maltodextrin | 17 |
| All Sport | Fructose, sucrose | 19 |
| Cytomax | Fructose, maltodextrin, polylactate, glucose | 19 |
| Gatorade | Glucose polymers, fructose | 14 |
| PowerAde | Fructose, sucrose | 14 |

Water filters and cartridges private labeled

Brita remains the "category killer" in flow-through filter pitchers, with an estimated 80 percent market share, though its once-sizzling sales growth has cooled in the last two years. Always the heaviest advertiser in the consumer water treatment category, Brita will spend more than $70 million in print and TV ads. Twenty-nine million dollars will be spent on pitcher replacement filters; another $25 million will be spent to promote faucet filters. Millions more will be put behind pitcher promotion.[17]

Emphasis will now be on replacement cartridge sales, where price competition is anticipated. Our cartridge fits PUR, Brita and DuPont pitchers. Suggested retail is $8.99 for a triple pack compared to $14.99 for a three-pack of Brita's

Key competitors

Brita
Pur
Dupont

Marketing Strategy

"Clothes make the man. Naked people have little or no influence on society".[18] First impressions often are the most lasting when it comes to people and products. What a customer sees first when he starts shopping is packaging, which is the only real salesperson for any product. Mass advertising alone can't do the job because 70% of all

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[17] March 2001 *Volume 43 Number 3* Creative Marketing: Water Treatment Seeks a Place in 'The Healthy Home by David H. Martin.

[18] Mark Twain US humorist, novelist, short story author, & wit (1835 - 1910).

consumer product purchasing choices are made at the store shelf. Some statistics say 30% of all purchases are made on impulse after seeing an attractive package.

Because we will focus on regional selling of the product where the athlete has already been established in that market this, we believe, will give us immediate brand recognition especially to consumers that have not made a clear choice of brands or looking to try something new.

Our company will use athlete/entertainers as a spokesperson to deliver our advertising message and convince consumers of our brands. The reason for using celebrities as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. They increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the 'black box' of celebrity endorsement.

Loyalty! Consumers tend to be loyal to a product in which their "sports hero" is seen using. So, as we source reliable vendors for private labeled beverages/products it is imperative that we are competitively priced. If retailers have a chance to yield a higher return, it guarantees us – shelf space. In store appearances, promotions, and contests will be part of our marketing plan.

1. We have the right product to satisfy the needs of our target customer. Our quality and brand name will be key and equal to those of mainstream products. Our packaging will be unique and product will be quality driven.

2. Our price is in line with our major competitors and significantly cheaper with our water filter cartridge. We are offering the right product at the right price.

There are many pricing styles that we will be using

- Cost-plus: a standard percentage of profit above the cost of producing our product.

- Competitive: Based on prices charged by competing companies.

- Discount: Based on a reduction in the advertised price or a coupon.

- Psychological: suggested pricing at .99 versus 1.09 for Sports Drink or 8.99 for the water filter cartridges.

- Seasonal allowances: Reductions given when an order is placed during seasons that typically have low sales volumes.

• Bundling of products: Offering an array of products in our line to be purchased at same time for a discount.

• Price differences among target customer groups: Pricing variance among target markets.

• Price differences among geographic areas: Pricing variance among geographic regions depending on shipping costs.

• Volume discounts and wholesale pricing: Price reductions given for large purchases.

3. We will initially be using selective distribution style by contacting regional distributors such as United Distributors for a concentrated effort where the athlete is located. We plan on using brokers and independent reps as well as our connections to the distribution channels. Once the regional distributors have been setup we anticipate that we will then move to the intensive distribution style where nationwide distributors such as McLane will be contacted.

4. Informing potential customers of the availability of the product.

- Print Billboards ads/ news releases. The right message, at the right time, in the right environment.
- Radio Interviews 760 the FAN, commercial spots and jingles with the athletes.
- Internet Fun, information and promotions.
- Promotions Yearly theme recommended based upon region.
- Sponsorship and events all activities will correspond to giving back to the community.
- Sampling should be a available at selected events. Interviews and signings at events/t-shirts and hats (apparel).
- Word of Mouth: via athletes.
- trade shows
- brochures, datasheets

We expect that the use of not only direct sale through the company, sales representatives, brokers and distributors will be used to get the product to the masses.

Our central goal of advertising using the athlete/entertainer is the persuasion of customers, i.e., the active attempt to change or modify consumers' attitude towards our brands. In this respect, the credibility of our company plays an important role in convincing the target audience of the attractiveness of our brand. Pursuing a celebrity endorsement strategy enables us to project a credible image in terms of expertise, persuasiveness, trustworthiness, and objectiveness. To create an effective message, we also have to consider the attractiveness of the spokesperson. Source attractiveness refers to the endorser's physical appearance, personality, likeability, and similarity to the receiver, thus to the perceived social value of the source as physically attractive communicators having proved to be more successful in influencing customers' attitudes and beliefs than unattractive spokespersons. This behavior mainly goes back to a halo effect, whereby persons who perform well on one dimension, e.g. physical attractiveness/high profile, are assumed to excel on others as well, e.g. happiness and coolness.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 50 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $2,500,000 (50,000,000 x $0.05). The management believes that this is an appropriate price for the Offering due to comparison with industry valuation multiples.

As of November 13, 2006, the Consumer Goods – Beverages – Soft Drinks Industry sector traded at a trailing Price / Earnings multiple of 16.85x (Yahoo! Finance). Of even more relevance is a selected group of public companies consisting of: Cadbury Schweppes, Coca Cola, Cott Corp., Hansen Natural, Jones Soda, National Beverage and Pepsico (this grouping (a) eliminates beverage companies with less than $100 million of enterprise value, (b) removes the various Coca Cola and Pepsico bottling affiliates, (c) removes foreign only distributors and (d) adds Pepsico into the grouping). This grouping results in the following statistics: Enterprise Value / Revenues multiples of .75x to 6.17x with an average EV / Revenue multiple of 3.08x; and and P/E multiples of 9.25x to 71.4x with an average P/E multiple of 30.43x.

Using this data, the Company has determined the $0.05 Offering Price ($2.5 million pre-Offering valuation). The Company is currently anticipating that revenues for 2007 will equal or exceed $3,200,000 with a Net Income of approximately $95,000. If the Company were to achieve such goal, the Valuation multiples noted would imply a Company valuation of $2,900,000 and $9,856,000. Taking an average of the valuations suggests a valuation of $6,378,000 as of December 2007. The Company has assumed an annual discount rate of 12% to account for cost of funds AND a further discount of approximately 55% to account for risk of execution. As such, the current valuation would be approximately $2,540,000. The Company has assumed a $2.5 million pre-Offering valuation, equivalent to $0.05 per share.

Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $500,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes.

| DESCRIPTION | AMOUNT | PERCENTAGE |
|---|---|---|
| | | |
| Working Capital | 60,000 | 12% |
| Research and Development | 10,000 | 2% |
| Intellectual Property Maintenance | 5,000 | 1% |
| Production | 25,000 | 5% |
| Prints & Advertising | 30,000 | 6% |
| Publicity | 5,000 | 1% |
| Professional and Consulting Fees | 365,000 | 73% |
| Total Use of Proceeds* | 500,000 | 100.0% |

1. Working Capital.

2. Research and Development.

3. Production.

4. Endorsements.

5. Advertising.

6. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates paying consultants and professionals for ongoing advisory services in regards to the Company operations.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Salaries of Officers: The Company currently pays its two officers salaries of $8,000 per month each. To date the Company has accrued these salaries and officers have not been paid. The Company plans to continue to accrued such salaries and not to pay any salaries to the officers and directors until it starts receiving revenues other than proceeds from this offering.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may need to seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

## Dilution

As of October 31, 2006, the Company had a net pro forma net tangible book value of $(380,800), or approximately $(,0076) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after October 31, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $.05 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of September 30, 2006 would have been $ 119,200, or $.002 per share. This represents an immediate increase in net tangible book value of $ .0096 per share to existing stockholders and an immediate dilution in net tangible book value of $ .048 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

| | |
|---|---|
| Assumed initial public offering price per share | $.05 |
| Pro forma net tangible book value per share as of October 31, 2006 | $(.0076) |
| Increase per share attributable to new investors | $.0096 |
| Dilution per share to new investors | $ .048 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.*

### Introduction and Nature of Business

ProConcept Marketing Group, Inc. ("ProConcept" or the "Company") is engaged in the business of marketing, selling and distributing "functional" drinks and water, primarily under the MoDo(R) brand name.

ProConcept will link high profile athlete/entertainer and trend-setters to a vast array of proprietary consumer products while being either directly or indirectly involved with the manufacturing and distribution of these items. The athlete/entertainer or trend-setter may be on a national or regional basis.

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The Company has no operating history. The following financial data has been derived from the financial statements of the Company as of October 31, 2006. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

| RESULTS OF OPERATION | August 31, 2006 (Inception) to October 31, 2006 |
|---|---|
| Revenue | $ -0- |
| Net Sales | $ -0- |
| Net Income (loss) | $(396,751) |
| Net (Loss) per share | $(.0079) |

Total Assets: $36,200
Total Liabilities $382,000
Stockholders Equity $(345,800)

*Period August 16, 2006 (Date of Inception) through September 30, 2006*

*Overall financial situation.* The Company had no revenues for the period beginning August 16, 2006 (Date of Inception) and ending October 31, 2006. The Company has operating expenses of $396,751 for the period beginning August 16, 2006 (Date of Inception) and ending October 31, 2006. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with the implementation of its business plans and specifically the advertising, mailings and marketing. In order to achieve profitability the company has alliance of distributors that we are currently working with and are in need of capital to have final product to give to the distributors, salespeople and place at store level. At the presently anticipated budget range, the company expects to realize revenues from the sports drink and water products to achieve profitability in approximately 7- 8 months on a minimum financing of $500,000 in January. The required funding over the next 12 months will be $1,000,000 – $2,000,000, In addition management anticipates enough product and residual sales to continue its growth and enhance its athlete endorsements to achieve a positive bottom line.

Employees

As of September 30, 2006, the Company had two employees, Joel Stohlman, President and Director of the Company, and Reid Stone. The Company anticipates it will have 2-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle sales and endorsement duties.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support and product development personnel.

Facilities

The Company's principal operations are located at 3322 Forest Vista Drive Dacula, GA 30019.

The Company anticipates leasing additional headquarters space within the next six months. The Company has determined it can secure approximately 2,800 square feet of office space in Atlanta, Georgia pursuant to a sublease on a month to month basis for $4,443.00 per month. The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms (similar to those set forth above), although there can be no assurance in this regard.

Litigation

The Company is not a party to any material legal proceeding.

Management

The following table sets forth certain information regarding the executive officers and directors of the Company as of September 30, 2006:

| Name | Positions with the Company | Position Held Since |
|---|---|---|
| Joel Stohlman | President and Director | 2006 (inception) |
| Reid Stone | Vice President and Director | 2006 (inception) |

**Joel Stohlman, President and Director - 42**
3322 Forest Vista Drive, Dacula, GA 30019

Mr. Stohlman has been the President and a Director of the Company since its inception this year. From November 2005 through August, 2006 Mr. Stohlman spent his time in predevelopment of the business model and plan for the Company. From 2004 through 2005 he served as Senior Vice President of Sales and Marketing and Athlete Acquisition for Sun Rayz Beverages, Inc. From 20003 through 2004 Mr. Stohlman was Chief

Operating Officer of BEV Systems International, Inc. From 1994 to 2003, Mr. Stohlman was the President of US operations for elfo USA Inc. where he was responsible for: (i) development and startup of the infrastructure of US operations that included staffing and setting up manufacturing facility, (ii) formulating breakthrough marketing strategies for effective business plans; competitive analysis, market positioning, brand management, contract negotiation and supply chain integration, (iii) overseeing the development, deployment, support and continuous improvement of overall business; and (iv) major accounts, including Wal-Mart, Target, Starbucks, Braun, Sunbeam, Cuisinart, Waring. Mr. Stohlman has a degree in Marketing from Western Connecticut College Degree in Marketing

**Reid Stone 39, Vice President and Director - 39**

3322 Forest Vista Drive, Dacula, GA 30019

Mr. Stone has been the Vice President and a Director of the Company since its inception this year. From 1998 to 2004, Mr. Stone was the co-owner of ATLANTIC PROMOTIONS, INC., a specialty advertising business concern. Mr. Stone directed and managed a highly motivated sales team of 7-10 employees, and re-evaluated direction of company from a full service marketing agency rather than just a promotional products distributor, resulting in 40% gain in revenues. He negotiated pricing with over 200 vendors, including capabilities to source with overseas suppliers in Taiwan, China, and Sri Lanka. From June 2004 to January 2006 Mr. Stone headed up the sales team for Corp Logoware and from November 2005 to present he worked on the concept and implementation of ProConcept Marketing Group, Inc. with Mr. Stohlman building the groundwork for the company Mr. Stone has patented, developed, manufactured and sold the world's first mobile, write on/off message board. Mr. Stone has a degree in marketing from the University of South Carolina.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Joel Stohlman and Reid Stone. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the

Florida corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law, including in circumstances in which indemnification is otherwise discretionary under Florida law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

SHARES BENEFICIALLY SHARES BENEFICIALLY OWNED BEFORE THE OFFERING SHARES OWNED AFTER THE OFFERING BY NAMED EXECUTIVE OFFICERS AND DIRECTORS

| Name | Common Stock | Preferred Stock |
|---|---|---|
| Joel Stohlman<br>President and Director | 25,000,000 | 50,000 |
| Reid Stone<br>Vice President and Director | 25,000,000 | 50,000 |

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (2 PERSONS) 50,000,000 shares of common stock and 100,000 shares of preferred stock which is all of the issued and outstanding shares of common stock of the Company prior to this offering and all of the issued and outstanding shares of preferred stock of the Company.

---

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of September 30, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record by two stockholders. There will be a maximum of 60,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock: As of the date of this registration statement, there were 100,000 shares of Preferred Stock outstanding that were held of record by two stockholders, Mr. Stohlman and Mr. Stone, 50,000 shares of preferred stock each. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of Common Stock issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. Each Preferred Shares shall automatically be converted into 1,000 shares of Common Stock at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

The holders of Preferred Stock are entitled to receive ratably (with holders of Common Stock) such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to share ratably (with holders of Common Stock) in all assets remaining after payment of liabilities, if any, then outstanding. All outstanding shares of Preferred Stock are fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Island Stock Transfer and its telephone number is (727) 287-0100.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 60,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 50,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 600,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 22nd day of November, 2006.

PROCONCEPT MARKETING GROUP, INC.

By: ____________________

Joel Stohlman, President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Joel Stohlman, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

---

____________________

Joel Stohlman, President and Director (Principal Executive Officer), November 22, 2006

____________________

Reid Stone, Vice President and Director, November 22, 2006

# ARTICLES OF INCORPORATION

# OF

# PROCONCEPT MARKETING GROUP, INC.

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under Chapter 607 of the Florida Statutes.

**ARTICLE 1 - NAME**

The name of the Corporation is **PROCONCEPT MARKETING GROUP, INC.**, (hereinafter, "Corporation").

**ARTICLE 2 - PURPOSE OF CORPORATION**

The Corporation shall engage in any activity or business permitted under the laws of the United States and of the State of Florida.

**ARTICLE 3 - PRINCIPAL OFFICE**

The address of the principal office of this Corporation is 2522 Stewart Drive, Sarasota, Florida 34232 and the mailing address is 3322 Forest Vista Drive, Dacula, Georgia 30019.

**ARTICLE 4 - INCORPORATOR**

The name and street address of the incorporator of this Corporation is:

Elsie Sanchez
1840 Southwest 22 Street, 4th Floor
Miami, Florida 33145

**ARTICLE 5 - OFFICERS**

The officers of the Corporation shall be:

| | |
|---|---|
| President: | Joel Stohlman |
| Vice-President: | Reid Stone |
| Secretary: | Reid Stone |
| Treasurer: | Joel Stohlman |

whose addresses shall be the same as the principal office of the Corporation.

**ARTICLE 6 - DIRECTOR(S)**

The Director(s) of the Corporation shall be:

Joel Stohlman
Reid Stone

whose addresses shall be the same as the principal office of the Corporation.

**ARTICLE 7 - CORPORATE CAPITALIZATION**

7.1 The maximum number of shares that this Corporation is authorized to have outstanding at any time is **TEN THOUSAND (10,000)** shares of common stock, each share having the par value of **ONE CENT ($.01)**.

7.2 All holders of shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

7.3 All holders of shares of common stock, upon the dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

7.4 No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Director(s) may deem advisable in connection with such issuance.

7.5 The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

7.6 The Board of Director(s) of the Corporation may, by Restated Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the stock.

## ARTICLE 8 - SHAREHOLDERS' RESTRICTIVE AGREEMENT

All of the shares of stock of this Corporation may be subject to a Shareholders' Restrictive Agreement containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation. A copy of the Shareholders' Restrictive Agreement, if any, is on file at the principal office of the Corporation.

## ARTICLE 9 - POWERS OF CORPORATION

The Corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, subject to any limitations or restrictions imposed by applicable law or these Articles of Incorporation.

## ARTICLE 10 - TERM OF EXISTENCE

This Corporation shall have perpetual existence.

## ARTICLE 11 - REGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.

## ARTICLE 12 - REGISTERED OFFICE AND REGISTERED AGENT

The initial address of registered office of this Corporation is Spiegel & Utrera, P.A., located at 1840 Southwest 22 Street, 4th Floor, Miami, Florida 33145. The name and address of the registered agent of this Corporation is Spiegel & Utrera, P.A., 1840 Southwest 22 Street, 4th Floor, Miami, Florida 33145.

## ARTICLE 13 - BYLAWS

The Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

## ARTICLE 14 - EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of Florida.

## ARTICLE 15 - AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of Florida, and all rights conferred upon shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.

**IN WITNESS WHEREOF,** I have hereunto set my hand and seal, acknowledged and filed the foregoing Articles of Incorporation under the laws of the State of Florida, this ______________________.

Elsie Sánchez, Incorporator

**ACCEPTANCE OF REGISTERED AGENT DESIGNATED IN ARTICLES OF INCORPORATION**

Spiegel & Utrera, P.A., having a business office identical with the registered office of the Corporation name above, and having been designated as the Registered Agent in the above and foregoing Articles of Incorporation, is familiar with and accepts the obligations of the position of Registered Agent under the applicable provisions of the Florida Statutes.

Spiegel & Utrera, P.A.

By: ______________________
Natalia Utrera, Vice President

P06000107509

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

400081277694

Amend

Tlewis 11/16/06--01023--014 **35.00

FILED
06 NOV 16 AM 10:49
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

**COVER LETTER**

**TO:** Amendment Section
Division of Corporations

**NAME OF CORPORATION:** PROCONCEPT MARKETING GROUP, INC.

**DOCUMENT NUMBER:** P06000107509

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Joel Stohlman
(Name of Contact Person)

Proconcept Marketing Group
(Firm/ Company)

3322 Forest Vista Drive
(Address)

Dacula GA 30019
(City/ State and Zip Code)

For further information concerning this matter, please call:

Joel Stohlman at (678) 596-6872
(Name of Contact Person) (Area Code & Daytime Telephone Number)

Enclosed is a check for the following amount:

- ☑ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

**Mailing Address**
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

**Street Address**
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

**Articles of Amendment**
**to**
**Articles of Incorporation**
**of**



PROCONCEPT MARKETING GROUP, INC.
(Name of corporation as currently filed with the Florida Dept. of State)

P06000107509
(Document number of corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

**NEW CORPORATE NAME (if changing):**

(Must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")
(A professional corporation must contain the word "chartered", "professional association," or the abbreviation "P.A.")

**AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE)** Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

Article 7 "Corporate Capitalization" shall be deleted in its entirety and replaced with the attached.

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

The issued and outstanding common stock of the Corporation shall be forward split in the amount of 5000 shares of common stock for each share of common stock outstanding upon the effectiveness of this Amendment.

(continued)

**Attachment to Articles of Amendment to Articles of Incorporation**
**Of**
**PROCONCEPT MARKETING GROUP, INC**

**Document Number: P06000107509**

"ARTICLE 7 CORPORATE CAPITALIZATION

7.1 The Aggregate number of shares which the corporation shall have authority to issue shall be 500,000,000 shares of common stock having a par value of $0.0001 per share and 100,000 shares of preferred stock ("Preferred Stock") having a par value of $0.0001 per share. The Board of Directors of the corporation has full right and authority to divide such shares, at any time and from time to time, into one or more classes or series, or both, as the Board may designate, and to determine for any such class or series its voting rights, designations, preferences and privileges, including, without
limitation, conversion rights.

7.2 Preferred Stock - Designation and Amount. The number of shares constituting the series of Preferred Shares shall be 100,000.

7.2 Preferred Stock - Voting.

(a) Each issued and outstanding Preferred Shares shall be entitled to the number of votes equal to the result of: (i) the number of shares of Common Stock issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class.

(b) The Company shall not amend, alter or repeal the Preferred Shares, special rights or other powers of the Preferred Shares so as to affect adversely the Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

7.3 Preferred Stock - Mandatory Conversion. Each Preferred Shares shall automatically be converted into 1000 shares of common stock of the Company ("Common Share") at any time at the option of the holder. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares. "

**The date of each amendment(s) adoption:** November 7, 2006

**Effective date if applicable:** ______________________
(no more than 90 days after amendment file date)

**Adoption of Amendment(s)** **(CHECK ONE)**

☑ The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by ______________________."
(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signature ______________________
(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Joel Stohlman
(Typed or printed name of person signing)

President and Director
(Title of person signing)

**FILING FEE: $35**

# BY LAWS

# OF

# PROCONCEPT MARKETING

# GROUP, INC.

SPIEGEL & UTRERA, P.A.
LAWYERS
www.amerilawyer®.com
1840 Coral Way, 4th Floor, Miami, FL 33145 - (305) 854-6000 - (800) 603-3900 - Facsimile (305) 857-3700
Mailing Address - Post Office Box 450605, Miami, FL 33245-0605

## ARTICLE I - OFFICES

The principal office of the Corporation shall be established and maintained as designated in the Articles of Incorporation. The Corporation may also have offices at such places within or without the State of Florida as the Board of Directors (hereinafter, "Board") may from time to time establish.

## ARTICLE II - STOCKHOLDERS

1. **PLACE OF MEETINGS.** Meetings of the Stockholders shall be held at the principal office of the Corporation or at such other place within or without the State of Florida as the Board shall authorize.

2. **ANNUAL MEETING.** The annual meeting of the Stockholders shall be held within six months of the first Monday of the month in which the Corporation's initial Articles of Incorporation were first filed with the Secretary of State. If such day falls on a legal holiday, then the annual meeting of the Stockholders shall be held on the next business day. The Stockholders shall elect the Board and transact such other business as may properly come before said meeting.

3. **SPECIAL MEETINGS.** Special meetings of the Stockholders may be called by the Board or by the President or at the written request of Stockholders owning a majority of the stock entitled to vote at such meetings. A meeting requested by the Stockholders shall be called for a date not less than ten nor more than sixty days after a request is made. The Secretary shall issue the call for the meeting unless the President, the Board or the Stockholders shall designate another to make said call.

4. **NOTICE OF MEETINGS.** Written Notice of each meeting of the Stockholders shall state the purpose, the time and the location of the meeting. Notice shall be mailed to each Stockholder having the right and entitled to vote at such meetings, at the Stockholder's last address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date set for such meeting. Such notice shall be sufficient for the meeting and any adjournment thereof. If any Stockholder(s) shall transfer their stock after notice, it shall not be necessary to notify the transferee. Any Stockholder may waive notice of any meeting either before, during or after the meeting.

5. **RECORD DATE.** The Board may fix a record date not more than forty days prior to the date set for a meeting of Stockholders as the date on which the Stockholders of record, who have the right to and are entitled to notice of and to vote at such meeting and any adjournment thereof, shall be determined. Notice that such date has been fixed may be published in the city, town or county where the principal office of the Corporation is located and in each city, town, or country where a transfer agent of the stock of the Corporation is located.

6. **VOTING.** Every Stockholder shall be entitled at each meeting and upon each proposal presented at such meeting to one vote for each share of voting stock recorded in the Stockholder's name on the books of the Corporation on the record date as fixed by the Board. If no record date was fixed, on the date of the meeting the book of records of Stockholders shall be produced upon the request of any Stockholder. Upon demand of any Stockholder, the vote for Directors and the vote upon any question before the meeting, shall be by ballot. All elections for Directors shall be decided by plurality vote; all other questions shall be decided by majority vote.

7. **QUORUM**. The presence, in person or by proxy, of Stockholders holding a majority of the stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the Stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

8. **PROXIES**. At any Stockholders' meeting or any adjournment thereof, any Stockholder of record having the right and entitled to vote thereat may be represented and vote by proxy appointed in a written instrument. No such proxy shall be voted after three years from the date of the instrument unless the instrument provides for a longer period. In the event that any such instrument provides for two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one, shall have all the powers conferred by the instrument upon all persons so designated, unless the instrument shall otherwise provide.

9. **STOCKHOLDER LIST**. After fixing a record date for a meeting, the Corporation shall prepare an alphabetical list of the names of all its Stockholders who are entitled to notice of a Stockholders' meeting. Such list shall be arranged by voting group with the names and addresses and the number, class and series, if any, of the shares held by each. This list shall be available for inspection by any Stockholder for a period of ten days prior to the meeting.

## ARTICLE III - DIRECTORS

1. **BOARD OF DIRECTORS**. The business of the Corporation shall be managed and its corporate powers exercised by a Board of Directors each of whom shall be of full age. It shall not be necessary for Directors to be Stockholders. The number of Director(s) shall be determined by the Stockholders at their annual meeting.

2. **ELECTION AND TERM OF DIRECTORS**. Directors shall be elected at the annual meeting of Stockholders and each Director elected shall hold office until the Director's successor has been elected and qualified, or until the Director's prior resignation or removal.

3. **VACANCIES**. If the office of any Director, member of a committee or other office becomes vacant the remaining Directors in office, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until a successor shall be duly chosen.

4. **REMOVAL OF DIRECTORS**. Any or all of the Directors may be removed with or without cause by vote of a majority of all the stock outstanding and entitled to vote at a special meeting of Stockholders called for that purpose.

5. **NEWLY CREATED DIRECTORSHIPS**. The number of Directors may be increased by amendment of these By-laws by the affirmative vote of a majority of the Directors, though less than a quorum,, or by the affirmative vote of a majority in interest of the Stockholders, at the annual

meeting or at a special meeting called for that purpose; and, by like vote, the additional Directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualified.

6. **RESIGNATION.** A Director may resign at any time by giving written notice to the Board, the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer, and the acceptance of the resignation shall not be necessary to make it effective.

7. **QUORUM OF DIRECTORS.** A majority of the Directors shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting until a quorum is obtained and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

8. **VOTING.** Each Director shall be entitled at each meeting of the Directors, and upon each proposal, matter or motion therein, to one vote. All proposals, matters or motions presented at any Board of Directors meeting shall be decided by a majority vote of the Directors present at said meeting.

9. **PLACE AND TIME OF BOARD MEETINGS.** The Board may hold its meetings at the office of the Corporation or at such other places either within or without the State of Florida as it may from time to time determine.

10. **REGULAR ANNUAL MEETING.** A regular meeting of the Board shall be held immediately following the annual meeting of the Stockholders at the place of such annual meeting of the Stockholders.

11. **NOTICE OF MEETINGS OF THE BOARD.** Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the Directors and may be called by the President upon three days notice to each Director either personally, by mail, by wire, or facsimile. Special meetings shall be called by the President, or by the Secretary, in a like manner on written request by two Directors. Notice of a meeting need not be given to any Director who submits a Waiver of Notice, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement the lack of notice to said Director.

12. **EXECUTIVE AND OTHER COMMITTEES.** The Board, by resolution, may designate two or more of their number to one or more committees, which, to the extent provided in said resolution or these By-laws, may exercise the powers of the Board in the management of the business of the Corporation.

13. **COMPENSATION.** No compensation shall be paid to Directors as such, for their services, however, by resolution of the Board a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

## ARTICLE IV - OFFICERS

1. <u>OFFICERS, ELECTION AND TERM</u>.

1.1 The Board may elect or appoint a Chairperson, a President, one or more Vice-Presidents, a Secretary, an Assistant Secretary, a Treasurer and an Assistant Treasurer and such other Officers as it may determine who shall have duties and powers as hereinafter provided.

1.2 All Officers shall be elected or appointed to hold office until the meeting of the Board following the next annual meeting of Stockholders and until their successors have been elected, or appointed, and qualified.

2. <u>REMOVAL, RESIGNATION, SALARY, ETC</u>.

2.1 Any Officer elected or appointed by the Board may be removed by the Board with or without cause.

2.2 In the event of the death, resignation or removal of an Officer, the Board in its discretion may elect or appoint a successor to fill the unexpired term.

2.3 Any two or more offices may be held by the same person.

2.4 The salaries of all Officers shall be fixed by the Board.

2.5 The Directors may require any Officer to give security for the faithful performance of that Officer's duties.

3. **<u>CHAIRPERSON</u>**. The Chairperson of the Board, if one be elected, shall preside at all meetings of the Board and shall have and perform such other duties from time to time as may be assigned to the Chairperson by the Board or the executive committee.

4. **<u>PRESIDENT</u>**. The President may be the Chief Executive Officer of the Corporation and shall have the general powers and duties of supervision and management usually vested in the office of the President of the Corporation. The President shall preside at all meetings of the Stockholders, if present thereat, and, in the absence or non-election of the Chairperson of the Board, at all meetings of the Board and shall have general supervision, direction and control of the business of the Corporation. Except as the Board shall authorize the execution thereof in some other manner, the President shall execute bonds, mortgages and other contracts in behalf of the Corporation and shall cause the seal to be affixed to any instrument requiring it and when so affixed, the seal shall be attested to by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

5. **<u>VICE PRESIDENTS</u>**. During the absence or disability of the President, the Vice-President or, if there be more than one, the Executive Vice-President shall have all the powers and functions of the President. Each Vice-President shall perform such other duties as the Board shall prescribe.

6. **SECRETARY**. The Secretary shall attend all meetings of the Board and of the Stockholders; record all votes and minutes of all proceedings in a book to be kept for that purpose; give or cause to be given notice of all meetings of Stockholders and of meetings and special meetings of the Board; keep in safe custody the seal of the Corporation and affix it to any instrument when authorized by the Board or the President, when required; prepare or cause to be prepared and keep available at each meeting of Stockholders a certified list in alphabetical order of the names of Stockholders entitled to vote thereat, indicating the number of shares of each respective class held by each; keep all the documents and records of the Corporation as required by law or otherwise in a proper and safe manner and perform such other duties as may be prescribed by the Board or assigned by the President.

7. **ASSISTANT SECRETARIES**. During the absence or disability of the Secretary, the Assistant-Secretary, or if there are more than one, the one so designated by the Secretary or by the Board, shall have all the powers and functions of the Secretary.

8. **TREASURER**. The Treasurer shall have the custody of the corporate funds and securities; keep full and accurate accounts of receipts and disbursements in the corporate books; deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board; disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements; render to the President and Board at the regular meetings of the Board, or whenever they require it, an account of all the transactions made as Treasurer and provide an assessment of the financial condition of the Corporation. The Treasurer shall also render a full financial report at the annual meeting of the Stockholders if so requested. The Treasurer may request and shall be furnished by all corporate Officers and agents with such reports and statements as the Treasurer may require as to all financial transactions of the Corporation and shall perform such other duties as are designated by these By-laws or as from time to time are assigned by the Board.

9. **ASSISTANT TREASURERS**. During the absence or disability of the Treasurer, the Assistant Treasurer, or if there be more than one, the one so designated by the Treasurer or the Board, shall have all the powers and functions of the Treasurer.

10. **SURETIES AND BONDS**. In case the Board shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of duties to the Corporation and including responsibility for negligence and for the accounting of all property, funds or securities of the Corporation which such Officer or agent may be responsible for.

**ARTICLE V - CERTIFICATES FOR SHARES**

1. **CERTIFICATES**. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name, the number of shares and shall be signed by the President and Secretary and shall bear the Corporate seal. When such certificates are signed by the transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, the signatures of such Officers may be facsimiles.

2. **LOST OR DESTROYED CERTIFICATES.** The Board may direct a new certificate or certificates to be issued in place of any certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the offering of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion as a condition preceding the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

3. **TRANSFER OF SHARES.** Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto and cancel the old certificate. Every such transfer shall be entered in the transfer book of the Corporation which shall be kept at its principal office. Whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer ledger. No transfer shall be made within ten days next preceding the annual meeting of the Stockholders.

4. **CLOSING TRANSFER BOOKS.** The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty day period immediately preceding:

4.1 any Stockholder's meeting; or

4.2 any date upon which Stockholders shall be called upon to take action or have such a right without a meeting; or

4.3 any date fixed for the payment of a dividend or any other form of distribution, and only those Stockholders of record at the time the transfer books are closed shall be recognized as such for the purpose of:

4.3.1 receiving notice of or voting at such meeting; or

4.3.2 allowing the exercise of appropriate action; or

4.3.3 entitling them to receive any dividend or other form of distribution.

## ARTICLE VI - DIVIDENDS

The Board may, out of funds legally available, at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when it deems expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends for such other purposes as the Board shall deem conducive to the interests of the Corporation.

## ARTICLE VII - CORPORATE SEAL

The seal of the Corporation shall bear the name of the Corporation; the year of its organization and the words "CORPORATE SEAL, FLORIDA" or "OFFICIAL CORPORATE SEAL, FLORIDA". The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any Corporate obligation for the payment of money may be a facsimile or, in the alternative, engraved or printed.

## ARTICLE VIII - EXECUTION OF INSTRUMENTS

All Corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such Officer or Officers or other person or persons as the Board may from time to time designate. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such Officer or Officers, or by such agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board.

## ARTICLE IX - FISCAL YEAR

The fiscal year shall begin on the first day of each year.

## ARTICLE X - NOTICE AND WAIVER OF NOTICE

1. **SUFFICIENCY OF NOTICE**. Whenever any notice is required by these By-laws to be given, personal notice is not meant unless expressly so stated. Any notice so required shall be deemed to be sufficient if given by depositing the same in a United States Postal Service post office mail collecting container in a sealed postage-paid wrapper, addressed to the person entitled thereto at the last known post office address, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by Statute.

2. **WAIVERS**. Whenever any notice whatsoever is required to be given under the provisions of any law or under the provisions of the Articles of Incorporation or these By-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice whether before or after the time stated therein, shall be deemed equivalent thereto.

## ARTICLE XI - CONSTRUCTION

Whenever a conflict arises between the language of these By-laws and the Articles of Incorporation, the Articles of Incorporation shall govern.

## ARTICLE XII - CLOSE CORPORATION

1. **CONDUCT OF BUSINESS WITHOUT MEETINGS**. Any action of the Stockholders, Directors or committees may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by all persons who would be entitled to vote on such action at a meeting and filed with the Secretary of the Corporation as part of the proceedings of the Stockholders. Directors or committees as the case may be.

2. **MANAGEMENT BY STOCKHOLDERS**. In the event the Stockholders are named in the Articles of Incorporation and are empowered therein to manage the affairs of the Corporation in lieu of Directors, the Stockholders of the Corporation shall be deemed Directors for the purposes of these By-laws and wherever the words "Directors", "Board of Directors" or "Board" appear in these By-laws those words shall be taken to mean Stockholders as well.

3. **MANAGEMENT BY A BOARD**. The Stockholders may, by majority vote, create a Board to manage the business of the Corporation and exercise its Corporate powers.

## ARTICLE XIII - AMENDMENTS

These By-laws may be altered or repealed by the affirmative vote of a majority of the Board of Directors if notice of the proposed alteration or repeal to be made is contained in the notice of such annual or special meeting of the Board of Directors.

## ARTICLE XIV - EMERGENCY BY-LAWS

Pursuant to Florida Statute 607.0207 the Corporation adopts the following By-laws herein below, which shall be effective only if a quorum of the Directors of the Corporation cannot be readily assembled due to some catastrophic event.

1. **CALLING A MEETING**. In the event of such catastrophic event, any member of the Board shall be authorized to call a meeting of the Board. Such member calling an emergency meeting shall use any means of communication at the member's disposal to notify all other members of the Board of such meeting.

2. **QUORUM**. Any one member of the Board shall constitute a quorum of the Board. The members of the Board meeting during such an emergency, may select any person or persons as additional Board members, Officers or agents of the Corporation.

3. **INDEMNIFICATION**. The members of such emergency Board are authorized to utilize any means at their disposal to preserve and protect the assets of the Corporation. Any action taken in good faith and acted upon in accordance with these By-laws shall bind the Corporation; and the Corporation shall hold harmless any Director, Officer, employee or agent undertaking such action.

4. **TERMINATION OF EMERGENCY BY-LAWS**. These emergency By-laws shall cease to have effect upon conclusion of the emergency period.

**THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.**

# ENTITY SUBSCRIPTION AGREEMENT

PROCONCEPT MARKETING GROUP, INC.
3322 Forest Vista Drive
Dacula, GA 30019
Attention: Joel Stohlman, President and Director

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that PROCONCEPT MARKETING GROUP, INC., a Florida corporation ("PROCONCEPT" or the "Company") is offering for sale up to 10,000,000 shares of common stock (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a offering by PROCONCEPT (the "Offering") that is being made pursuant to a registration statement on Form 1-A (attached hereto as Appendix B) with respect to the Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act.

1) Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix A, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that PROCONCEPT shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by PROCONCEPT only when it is signed by a duly authorized officer of PROCONCEPT, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, PROCONCEPT shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of PROCONCEPT and at such other time and place as PROCONCEPT shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares shall be received by PROCONCEPT from the undersigned by check or wire transfer of immediately available funds at the Closing, in an amount as set forth in Appendix A hereto. PROCONCEPT shall deliver the Shares, issued by PROCONCEPT, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with PROCONCEPT and each officer, director, and agent of PROCONCEPT that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning PROCONCEPT.

(a) The undersigned understands that the investment in PROCONCEPT through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that PROCONCEPT has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix A hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and PROCONCEPT. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix A hereto and of PROCONCEPT to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor PROCONCEPT has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and PROCONCEPT shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by PROCONCEPT (except to a subsidiary or parent entity of PROCONCEPT) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF FLORIDA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF FLORIDA TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF PROCONCEPT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF FLORIDA.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to PROCONCEPT, to it at the following address:

PROCONCEPT MARKETING GROUP, INC.
3322 Forest Vista Drive
Dacula, GA 30019
Attention: Joel Stohlman, President and Director

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by PROCONCEPT, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify PROCONCEPT upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___th day of November, 2006.

______________________
[Name of subscriber]

By: ______________________________
Name:
Title:

______________________
Address of Subscriber

______________________________
Subscriber's Tax Identification Number

Accepted by:

PROCONCEPT MARKETING GROUP, INC.

By______________________________
Joel Stohlman, President and Director

Accepted as of: November ___, 2006

APPENDIX A

CONSIDERATION TO BE DELIVERED

| Shares of Common Stock of PROCONCEPT MARKETING GROUP, INC. | Amount to be Paid |
| --- | --- |
| | $_____,000.00 |

# Licensing Agreement

This Agreement, is made and entered into this 1 day of June, 2006 by and between EDMS Ltd. Corp., Hergiswil, with offices at Hergiswil, Switzerland, (hereinafter called "Manufacturer") and Joel Stohlman ("Distributor"), with offices at 3322 Forest Vista Drive, Dacula, GA 30019.

The parties hereto agree as follows:

## I. ASSOCIATION

Distributor shall act as an exclusive distributor of Manufacturer's filter water products as described in attached Exhibit A ("Products") throughout North America (the "Territory") and pay to manufacturer a one time fee of $35,000.00 for said territory.

## II. DUTIES

1. Distributor agrees to actively and diligently promote the sale of the Products in the Territory during the Term hereof. Manufacturer shall refer to Distributor inquiries for Products in the Territory.

2. Distributor agrees to promote in the Territory the Manufacturer's Products during the Term hereof. Distributor agrees to notify Manufacturer of any leads of interest granted for any products.

## III. ASSISTANCE BY MANUFACTURER

Manufacturer agrees to furnish Distributor with reasonable quantities of Manufacturer's catalogs, manuals, advertising literature and other sales aids that may be available by Manufacturer. Any such sales aids provided shall be in English. Manufacturer further agrees to provide Distributor with reasonable technical assistance upon terms and conditions to be agreed upon from time to time.

## IV. INTELLECTUAL PROPERTY RIGHTS

Distributor shall not use Manufacturer's trade names and/or trademarks without the prior, express written consent of Manufacturer. Under no circumstances shall Distributor, at any time, use Manufacturer's trade names, trademarks or other proprietary information as part of Distributor's corporate or trade name. Upon termination of this Agreement, Distributor shall remove all references to Manufacturer from its letterheads, advertising literature and places of business, and shall not thereafter use any similar or deceptive name or trademark intending to give the impression that there is any relationship between the parties.

## V. SALES FORCE

Distributor shall maintain a competent and experienced sales force sufficient to adequately serve the Territory.

## VI. CUSTOMER SERVICING

Distributor shall maintain in the Territory sufficient inventory of the Products so as to permit filling and shipping against current customer orders normally shipped from Distributor's warehouse stock. Distributor agrees to notify Manufacturer if it opens any new offices or branches or closes or ceases to operate through one of its offices or branches.

## VII. ORDERS/ACCEPTANCE/PRICE AND TERMS

1. All orders from Distributor are subject to approval and final acceptance by Manufacturer. Price lists to Distributor shall be as set forth in Exhibit B (as revised from time to time by Manufacturer in its sole discretion) in effect on date of shipment. For nonstandard Products which are sold to Distributor for resale, the price shall be as quoted to Distributor at time of inquiry, provided that the inquiry is within thirty (30) calendar days of order entry.

2. Payment to Manufacturer by Distributor shall be in United States currency. Upon the placing of order(s), Distributor shall cause an irrevocable confirmed letter of credit to be issued by a United States financial institution satisfactory to Manufacturer, in favor of said Manufacturer, unless another arrangement is previously approved in writing by Manufacturer.

## VIII. WARRANTY AND FORCE MAJEURE

1. Manufacturer warrants that all Products delivered hereunder shall be of Manufacturer's standard quality. MANUFACTURER MAKES NO OTHER

WARRANTIES, EXPRESS OR IMPLIED: THERE ARE NO IMPLIED WARRANTIES INCLUDING WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

2. Manufacturer shall not be liable for damages resulting from delays in shipment or inability to ship due to normal production and shipment delays or those resulting from acts of God, fires, floods, wars, sabotage, accidents, labor disputes or shortages, plant shutdown or equipment failure, voluntary or involuntary compliances with any law, order, rule or regulation of governmental agency or authority; or inability to obtain material (including power and fuel), equipment or transportation, or arising from any other contingency, circumstances or event beyond the control of the Manufacturer.

## IX. LIMITATION OF LIABILITY

No claims of any kind, whether as to materials delivered or for nondelivery of materials from Manufacturer, and whether arising in tort or contract, shall be greater in amount than the purchase price of the products in respect of which such damages are claimed; and the failure to give notice of the claim to Manufacturer where the order was placed within sixty (60) calendar days from the date fixed for delivery shall constitute a waiver by Distributor of all claims in respect of such Products. In no event shall Manufacturer be liable for special, indirect or consequential damages. Any claim with respect to defective Products or breach of warranty must be promptly made and shall apply to Products properly used, stored, applied and maintained.

## X. RELATIONSHIP BETWEEN MANUFACTURER AND DISTRIBUTOR

Distributor is not an agent, employee or legal representative of Manufacturer, but an independent contractor. Distributor does not have any authority to assume or create any obligation or responsibility on behalf of Manufacturer or bind Manufacturer in any manner whatsoever. The relationship between manufacturer and Distributor is that of vendor and vendee. Distributor further agrees to defend, indemnify and hold Manufacturer harmless from and against any and all claims of third parties that would not have arisen but for an act or omission by Distribution that is contrary to the above-acknowledged relationship or any other term hereof.

## XI. TERM/CANCELLATION

1. This Agreement shall become effective as of the date hereof upon execution by an officer or other authorized representative of the Manufacturer in Switzerland and by an authorized representative of Distributor and shall remain in effect for 3 years thereafter unless previously terminated by either party for any other reason upon not less than hundredandeighty (180) calendar days prior written notice to the other party.

2. Without limitation, the following events shall constitute grounds for termination by Manufacturer:

(a) if Distributor shall file or have filed against it a petition in bankruptcy or insolvency or if Distributor shall make an assignment for benefit of its creditors of if Distributor's viability as a going concern should, in Manufacturer's judgment, become impaired;

(b) if Distributor fails to provide and maintain a proper and sufficient sales force;

(c) if Distributor degrades and places in bad repute the name and reputation of Manufacturer expressly or by virtue of its methods of handling and/or promoting the Products;

(d) if Distributor fails to meet any other of its obligations hereunder; or

3. Except as may be otherwise determined pursuant to the laws of the jurisdiction where Distributor has its principle office, Manufacturer shall have no liability to Distributor by any reason of any termination or cancellation of this Agreement by Manufacturer, including without limitation, liability for direct or indirect damages on account of loss of income arising from anticipated sales, compensation, or for expenditures, investments, leases or other commitments or for loss of goodwill or business opportunity or otherwise.

4. Upon termination by either Manufacturer or Distributor, Manufacturer shall have the option of buying back from Distributor any new unsold Products purchased from Manufacturer, at the prices charged to Distributor, less Manufacturer's then applicable restocking charge, if any, and less any additional expenses incurred by Manufacturer arising out of termination by Distributor

## XII. NONDISCLOSURE

All information transferred or otherwise revealed to Distributor by Manufacturer under this Agreement, including but not limited to, engineering information. manufacturing information. technology. know-how and price books or lists. will at all times remain Manufacturer's property. Distributor shall at all times hold such information confidential and shall not disclose any such information if not otherwise within the public domain. Upon any termination of this Agreement, or as Manufacturer directs from time to time, Distributor shall promptly return all such information to Manufacturer, together with any copies or reproductions thereof. Distributor's obligations under this section shall survive any termination of the Agreement.

## XIII. CERTAIN PRACTICES

Distributor acknowledges that certain laws of the United States applicable to the Manufacturer, but which may not be applicable to Distributor, impose fines or penalties on Manufacturer in the event Manufacturer makes payments to foreign government officials for the purpose of influencing those officials in making a business decision favorable to Manufacturer. In addition, Manufacturer and Distributor may be subject to similar laws or requirements of the country of destination of the Products.

Distributor agrees upon reasonable request by Manufacturer to give Manufacturer reasonable written assurance that the Distributor has done nothing to cause liability to Manufacturer under the above-mentioned laws.

## XIV. NOTICES

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been served or delivered

1. when personally served or delivered to one party by the serving or delivering party; or

2. when deposited in the mail, postage prepaid by the serving or delivering party addressed to the other party as follows:

**If to Manufacturer:**

EDMS Ltd. Corp

Mr. Daniel Barmettler

P.O. Box 61, 6052 Hegiswil, Switzerland

**If to Distributor:**
Joel Stohlman
3322 Forest Vista Drive
Dacula, GA 30019

**XV. VARIOUS**

This Agreement constitutes the entire and only agreement between the Manufacturer and Distributor with respect to its subject matter and there are no understandings or representations of any kind, express, implied, oral, written statutory or otherwise, not expressly set forth herein. No alteration or modification of this Agreement shall be binding unless in writing and signed by the party to be bound thereby.

1. This Agreement is not assignable in whole or in part by either party without express written consent of the other.

2. If Distributor consists of either two or more individuals or partners, each shall execute this Agreement on behalf of Distributor and each individual signing shall be jointly and severally liable to Manufacturer with respect to the obligations of Distributor under this Agreement.

3. This Agreement shall be interpreted and enforced in accordance with the laws of the United States of America and the official language of this Agreement for all purposes shall be English.

DISTRIBUTOR:

Joel Stohlman

By:

Title:

MANUFACTURER,

By: Daniel Barmettler

Title: Chairman

# LICENCING AGREEMENT AMENDMENT

Per the contract dated June 1, 2006 in section XV point #1. I am giving written consent for Joel Stohlman to assign the contract to ProConcept Marketing Group, Inc.

EDMS Ltd. Corp Mr. Daniel Barmettler
P.O. Box 61,6052 Hegiswil, Switzerland

MANUFACTURER

______________________________

By: Daniel Barmettler

Title: Chairman
November 13th 2006

# ProConcept Marketing Group, Inc.

## FINANCIAL STATEMENTS

August 16, 2006 (Date of Inception) through October 31, 2006
Unaudited

(Prepared by Management)

**ProConcept Marketing Group, Inc.**
**BALANCE SHEETS**
(unaudited)

| | August 16 Through October 31 2006 $ |
|---|---|
| ASSETS | |
| CURRENT ASSETS | |
| Cash and Equivalents | 749 |
| Inventory (Note 2) | |
| Receivables | |
| Total current assets | 749 |
| OTHER ASSETS | |
| Property and Equipment, Net (Note 2) | |
| Licensing Agreements (Note 3) | 35,000 |
| Total assets | **35,749** |
| LIABILITIES AND STOCKHOLDERS' DEFICIENCY | |
| CURRENT LIABILITIES | |
| Accounts payable and accrued expenses | 150,000 |
| Notes Payable (Note 6) | 48,000 |
| Accrued Wages (Note7 ) | 32,000 |
| Total current liabilities | 230,000 |
| Notes Payable | 200,000 |
| Total liabilities | 430,000 |
| STOCKHOLDERS' EQUITY (DEFICIENCY) | |
| Preferred stock $0.001 par value (Note 5)<br>100,000 shares authorized at $0.001 par value<br>No shares issued and outstanding | |
| Common Stock (Note 4)<br>500,000,000 shares authorized at $0.001 par value<br>10,000 shares issued and outstanding | 2,500 |
| Retained Earnings (Deficit) | (396,751) |
| Total stockholders' deficiency | (394,251) |
| Total liabilities and stockholders' deficiency | **35,749** |

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

**ProConcept Marketing Group, Inc.**
**STATEMENT OF OPERATIONS**
(unaudited)

| | August 16 Through October 31 2006 $ |
|---|---|
| REVENUE (Note 6) | 0 |
| COST OF GOODS SOLD | 0 |
| OPERATING EXPENSES | |
| General and administrative | 389,466 |
| Marketing and Advertising | 7,285 |
| Income (loss) from operations | (396,751) |
| OTHER | |
| Interest expense | 0 |
| Other income (expense) | 0 |
| PRE-TAX INCOME (LOSS) | (396,751) |
| NET INCOME (LOSS) | (396,751) |
| NET LOSS PER COMMON SHARE (Note 2) | (39.68) |
| Basic | 10,000 |
| AVERAGE OUTSTANDING SHARES (Note 2) | (39.68) |
| Basic and fully diluted | 10,000 |

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

**ProConcept Marketing Group, Inc.**
**STATEMENT OF CASH FLOWS**
(unaudited)

| | August 16 Through October 31 2006 $ |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income (Loss) | (396,751) |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Depreciation | 0 |
| Increase (Decrease) in Accounts Payable | 150,000 |
| Increase (Decrease) in Deferred Salary | 32,000 |
| Net Cash Provided (Used) in Operations | (214,751) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of Licenses | (35,000) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Founders' contributions | 2,500 |
| Increase (decrease) in notes payable | 248,000 |
| NET INCREASE IN CASH | 749 |
| CASH AT BEGINNING OF PERIOD | 0 |
| CASH AT END OF PERIOD | 749 |

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

**ProConcept Marketing Group, Inc.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
(unaudited)

## 1. DEVELOPMENT STAGE COMPANY

The Company was incorporated in the State of Florida on August 16, 2006. The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 "Accounting and Reporting for Enterprises in the Development Stage." The Company is located in Dacula, Georgia and its principal business is to produce and market various consumer drink products. The business is focused primarily on the North American market.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued external financial support, including the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As at October 31, 2006, the Company has a working capital deficit of $394,251 and accumulated losses of $396,751 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At October 31, 2006, the Company had 10,000 shares of common stock issued and outstanding. On November 13 2006, the Company effectuated a forward stock split of 5,000:1, as such, there were 50,000,000 shares outstanding as of that date.

The Company has 100,000 shares of Preferred Stock designated Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of October 31, 2006 there were no Series A Preferred Stock outstanding. On November 13 2006, the Company issued 50,000 shares of Series A Preferred Stock to each of its officers. As such, as of that date, there were 100,000 shares of Series A Preferred Stock outstanding.

The Company is engaged in the business of marketing, selling and distributing "functional" drinks and water.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Inventory

Inventories are valued at the lower of first-in, first-out (FIFO) cost or market value (net realizable value). As of October 31, 2006 the Company has not purchased any inventory.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Management believes that it will make adequate provision for estimated returns, allowances and cash discounts, which are accounted for as a reduction of gross sales. As of October 31, 2006, the Company has not made any sales.

Freight Costs and Reimbursement of Freight Costs

In accordance with EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, reimbursements of freight charges are recorded in net sales in the accompanying consolidated statements of income. As of October 31, 2006 the Company has not incurred any Freight Costs as it has not yet made any sales.

Advertising and Promotional Allowances

The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At October 31, 2006, the Company has not incurred any stock based compensation. The Company has agreed to issue a consultant 1,000,000 shares of restricted stock for services. Such shares have not yet been issued.

Basic and diluted Net Income (Loss) Per Share
Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments
The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

**3. LICENSING AGREEMENT**

On June 1, 2006 EDMS Ltd. Corp. of Switzerland entered into a licensing agreement with Joel Stohlman, President of the Company, for the exclusive distribution of EDMS Ltd.'s filter water products in the U.S. market. This agreement included a $35,000 payment from Mr. Stohlman to EDMS. On August 16, 2006 Mr. Stohlman assigned this licensing agreement to the Company.

**4. COMMON STOCK**

On August 16, 2006 the Company issued 10,000 shares of common stock to the two founders of the Company. On November 13 2006 the Company effectuated a 5,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

**5. PREFERRED STOCK**

On November 13 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of November 13 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

**6. NOTES PAYABLE**

Over the course of the Company's life, Mr. Joel Stohlman (the Company's Co-Founder/President/Chairman) has advanced funds to the Company. As of October 31, 2006 advances made by Mr. Stohlman total approximately $48,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stohlman and Mr. Stohlman may demand payment of the advances at any time.

On August 22, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on September 15, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

**7. DEFERRED SALARY**

The Company has agreed to pay Mr. Joel Stohlman (President) and Mr. Reid Stone (Vice President) a salary of $8,000 per month each. No salary has been paid to date and all such salary has been accrued. The Company intends to continue to accrue salary owed to Messrs. Stohlman and Stone until such time as funds are available to satisfy this obligation.

**8. RELATED PARTY TRANSACTIONS**

Over the course of the Company's life, Mr. Joel Stohlman (the Company's Co-Founder/President/Chairman) has advanced funds to the Company. As of October 31, 2006 advances made by Mr. Stohlman total approximately $48,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stohlman and Mr. Stohlman may demand payment of the advances at any time.

**8. SUBSEQUENT EVENTS**

On November 13 2006 the Company effectuated a 5,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

At October 31, 2006 there were no shares of preferred stock issued or outstanding. On November 13 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of November 13 2006 there were 100,000 shares of Series A Preferred Stock outstanding.